
Improving customer focus
Executing on operational excellence
Leveraging intellectual capital
Honesty and integrity
Smaller number of larger units
Strategic linkages among our businesses
Strong free cash flow
Strategic acquisitions
Materially strengthening our business
Sharing and leveraging best practices
Performance culture built on trust and respect
Faster, better and easier to do business with.

Crane Co. *Connecting the dots.*

In 2002, we built a stronger company using our established operating themes: leveraging intellectual capital, improving customer focus, achieving operational excellence and strategically by linkages among our businesses and acquisitions. Our ability to capitalize on opportunities and benefit fully when our markets improve has been enhanced by the investments we made in our business in the last year.

($ and shares in thousands except per share data)

Summary of Operations	2002	2001
Net sales	$1,516,347	$1,587,180
Operating profit:		
As reported	39,671	171,684
As adjusted(a)	154,956	198,093
Net (loss) income:		
As reported	(11,448)	88,620
As adjusted(b)	95,022	119,523
Cash flow from operating activities	197,441	197,562
Free cash flow(c)	148,048	141,500
Adjusted EBITDA(d)	204,143	232,767
Share Data		
Net (loss) income	($0.19)	$1.47
Dividends	.40	.40
Average diluted shares outstanding	59,728	60,355
Financial Position at December 31,		
Assets	$1,413,696	$1,292,115
Net debt	217,282	283,023
Shareholders' equity	649,062	651,295
Market value of equity	1,184,790	1,530,448
Market capitalization	1,402,072	1,813,471
Key Statistics		
Operating margins:		
As reported	2.6%	10.8%
As adjusted(a)	10.2%	12.5%
Return on average shareholders' equity:		
As reported	(1.7%)	14.2%
As adjusted(b)	14.3%	16.1%
Net debt to total capitalization	25.1%	30.3%

(a) In 2002, excludes asbestos-related charges of $115.3 million. In 2001, excludes asbestos-related charges ($2.2 million), a special charge for stock-based compensation cost relating to the retirement of the Company's Chief Executive Officer ($6.1 million) and goodwill amortization($18.1 million).

(b) In 2002, excludes the aforementioned asbestos-related charges and the cumulative effect of a change in accounting principle related to goodwill totaling $106.5 million ($1.78 per share after tax). In 2001, excludes the stock-based compensation cost, asbestos-related charges, goodwill amortization and a loss on disposal of a business totaling $30.9 million ($0.51 per share after tax).

(c) Free cash flow is cash flow from operating activities less dividends and capital expenditures.

(d) Adjusted EBITDA is net income before a change in accounting principle, interest, taxes, depreciation, amortization and asbestos-related charges.

Free cash flow and adjusted EBITDA are considered measures of financial performance and liquidity and should be considered in addition to, but not as a substitute for, other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles and may be inconsistent with similar measures presented by other companies.

Throughout our businesses...

We are laying the foundation *for profitabl*

THREE YEAR GOAL


15%
12%
9%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

Despite difficult conditions in 80% of our end-use markets, the Operating Profit Margin in 2002 still exceeded 10%.*

THREE YEAR GOAL


4.0 x
3.5 x
3.0 x
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

Inventory Turns reached a record high of 3.77x, up from 3.38x despite the weak sales environment.

THREE YEAR GOAL

improvemer
per year


100%
90%
80%
Q1
Q2
Q3
Q4
Q1
Q2
Q3

Quality is an enhanced metric for 11 out of 20 business units. We have raised the b by measuring at regular intervals througho every process company wide.

financial discipline

*Excluding asbestos charges.

Cash Flow from Operating Activities
(in millions)

$240
200
160
120
80
40
0

98 99 00 01 02

Adjusted Operating Income [a]
(in millions)

$240
200
160
120
80
40
0

98 99 00 01 02

Adjusted EBITDA [a]
(in millions)

$300
240
180
120
60
0

98 99 00 01 02

(a) Excludes asbestos-related charges of $115.3 million ($78.4 million after-tax) in 2002 and $2.2 million ($1.5 million after-tax) in 2001.


CR
LISTED
NYSE


S&P
500


Aerospace

Engineered Materials

Merchandising Systems


Fluid
Handling

Controls

Aerospace	Engineered Materials	Merchandising Systems	Fluid Handling	Controls
$340.8 million	$233.2 million	$161.9 million	$715.8 million	$64.8 million



2002 SALES $1.516 billion

Crane Co.

growth.

WE BELIEVE PASSIONATELY that training every person at Crane to wield the tools to constantly improve these customer-driven metrics will fuel profitable growth. As doing business with us becomes faster, better and easier, operational excellence is at the core of how we are making ourselves formidable competitors. Striving to attain our three-year goals, we deploy all our intellectual capital to develop solution sets that reduce the cost of ownership for our customers to help ensure that we are the supplier of CHOICE.

THREE YEAR GOAL improvement per year



50
40
30

The Lead Time from order to shipment declined from 46 days at the beginning of 2001 to 32 days at the end of 2002.

THREE YEAR GOAL



100%
90%
80%

Close to 92% of deliveries were on time in the fourth quarter of 2002, a record high that compares with 81% in the first quarter of 2001.



maximize
EVA

customer focus

grow profitable sales

We are now positioned to implement our STRATEGY for profitable growth.


PRESIDENT AND CEO
Eric C. Fast

Dear Shareholder:

We entered 2002 with a highly uncertain post-9/11 economic environment and a business plan forecasting a decline in operating income due to the downturn in commercial aerospace and the end of the Euro conversion boom at our coin changer business. In this environment, our goals were to execute the operating plan and materially improve our businesses while maintaining our financial strength. The most significant unanticipated issue during the year was the substantial increase in asbestos claims.

Operating results were generally as anticipated, with the declines in Aerospace and Merchandising Systems reducing operating profits by $50 million. As a result, operating income was $155 million versus $198 million in 2001, excluding asbestos charges, goodwill amortization and certain stock-based retirement costs. Considerable progress was made in materially improving our businesses as our operating themes of leveraging intellectual capital, improving customer focus and executing our operational excellence program were driven deeper and more broadly throughout the Company. Today, "Crane University," "Crane helping Crane" and "making it ugly" are ingrained in our culture to drive improvement in our businesses.

Financially we have never been stronger. Cash flow from operating activities totaled $197 million and after capital expenditures and dividends was $148 million, substantially exceeding our goal of $120 million. We reduced debt by $59 million during the year and completed $82 million of acquisitions, finishing the year with a very conservative leverage ratio of 25%.

Although I remain concerned about continued uncertainty in the aerospace industry and weakness in the chemical processing industry, we expect our earnings per share in 2003 to be in the range of $1.65 to $1.75, compared with the $.28 per share reported in 2002 which included $1.31 per share of asbestos charges.

Financial Results

Sales in 2002 declined 4.5% to $1.516 billion compared with $1.587 billion in 2001. As anticipated, the aerospace market was exceptionally poor following the events of 9/11/01 and accounted for a $65 million, or 16%, decline in sales. The chemical processing industry, a large market for our Fluid Handling segment, operated at its lowest level of capacity utilization in twenty years. The completion of the changeover to Euro coinage brought an abrupt end to high demand for electronic coin validators and changers sold by our NRI unit causing sales to drop from $77 million in 2001 to $26 million in 2002, a 66% decline. The only strong market for Crane during the year was the recreational vehicle ("RV") market served by our Kemlite business where sales were up 15%.

Net income before accounting change and before asbestos charges was $95 million in 2002, compared with 2001 net income of $119.5 million (before $16.9 million for goodwill


Productivity improvements
New people in sales and marketing
Better procurement
Low-cost sourcing
New products
Facility rationalization
Profitable growth
New market focus
Cost discipline
New sales programs
Strategic alliances and acquisitions
Improved quote review process
New sales and marketing reviews

amortization, $1.5 million for asbestos charges, $8.5 million for the loss on the Crane Plumbing sale and $4 million for stock-based retirement costs). The Company's 2002 income before the change in accounting principle, as reported, was $16.6 million, or $.28 per share, compared to $88.6 million, or $1.47 per share, for the same period of 2001. The change in accounting principle related to goodwill reduced 2002 income by $28.1 million, or $.47 per share, resulting in a net loss of $11.4 million.

The significant increase in asbestos claims was not anticipated. Pending asbestos claims increased from 16,180 at the end of 2001 to 54,038 at the end of 2002. During the fourth quarter of 2002, the Company recorded a non-cash charge of $73 million after-tax ($1.23 per share) to increase its net estimated liability for asbestos-related costs. The asbestos charge reflects the recent significant increase in the rate of new claims filed and the estimated settlement and defense costs of pending and future asbestos claims through 2007, net of estimated insurance recoveries. It is important to note that Crane is typically among a number of defendants in these claims, usually over 50 and frequently in the hundreds. The Company never manufactured any asbestos product or any asbestos-containing material, but certain of our valves, pumps and other products contained asbestos material that was encapsulated inside our product. Although our normal practice is to rigorously challenge each claim in terms of product identification, the sheer volume of claims forces Crane and other defendants to settle more often than we would like. There is a growing consensus that asbestos litigation has brought our judicial system to the breaking point, and a legislative solution from Congress is essential.

Strategy for Profitable Growth

In last year's annual report I described in some detail our management philosophy of making Crane a more integrated operating company to grow Economic Value Added ("EVA"). This is our program to create value by materially improving our existing operations and looking for additional profits from having units work more closely together — what we call strategic linkages. Our strategy is to take the excess cash flow from these improved businesses and to execute acquisitions that will further strengthen their competitive positions. We made substantial progress in executing these strategies in 2002.

We are improving our operations across the board using three basic themes: leveraging intellectual capital, improving customer focus and executing on our operational excellence program. We believe all progress starts with having the best people and a performance culture with trust and respect.

In 2002, we retained all of our highly regarded business unit presidents and made substantial progress on our "Crane 200" program which put in place formal reviews and development plans for our top 270 leaders. We remain strongly committed to leveraging best practices throughout the Company, spending $6 million in training through our virtual Crane University. In improving our customer focus, we recruited 12 new senior sales and marketing personnel, surveyed customers to learn specifically what we need to do to outperform the competition, conducted front-end business reviews including quote capture systems and utilized our operational excellence program to emphasize making it "faster, better and easier" to do business with Crane. Operational Excellence results were clearly evident as inventory turns improved from 3.4x to 3.8x while on-time delivery improved from 81% in January 2001 to 92% in December 2002. Quality has been maintained as lead time was reduced from 37 days to 32 days during 2002. Today at Crane Co., it is understood that you not only have to deliver financial results, but you must also improve your customer metrics by executing a program of continuous improvement.

We also look to grow profits through strategic linkages among our businesses. Over the past two years, we sold four small units that could not be leveraged with the rest of the Company, while another unit was successfully contributed to a joint venture and four others were merged into larger existing units as strategic internal acquisitions. We believe a smaller number of larger units will increase the quality and consistency of our management teams, allowing us to better understand the value proposition to the customer and reduce business risks.

In 2002 we focused particularly on driving strategic linkages in our aerospace and valve businesses, both to reduce costs and to enhance our ability to grow profitable sales. We initiated a reorganization of our aerospace businesses into two focused groups to align ourselves with two differentiated markets: aerospace and electronics. The Aerospace Group includes Hydro-Aire/Lear Romec and ELDEC operations, as well as the flexible hose and fittings business of Resistoflex-Aerospace. The Resistoflex-Aerospace products will allow us to add more value in aerospace fluid solutions and will be marketed through the aerospace sales force. These units will operate as one company allowing us to reduce the overhead structure for an expected $8 million reduction in our costs in 2003. This is in addition to reductions in our workforce and other costs which enabled us to hold margins in 2002. This new structure will preserve and enhance our ability to invest in the development of new products and services, and will also provide for more efficient integration of acquisitions.

The Electronics Group includes Interpoint, the power supply business of ELDEC and the recently acquired General Technology Corporation. This group has been formed to enhance our ability to capitalize on the opportunity for growth in microelectronics for the military/aerospace and medical markets. During the year we transferred the management responsibility for ELDEC's electronic power supplies to the Electronics Group to ensure that we bring a complete range of power supply solutions to our customers. The acquisition of General Technology Corporation further strengthened our microelectronics manufacturing capabilities.

In our Fluid Handling segment, particularly our $500 million global valve business, we are utilizing strategic linkages to change our business model and improve operating margins from 7.5% today to our goal of 12%. Specifically, we are transitioning from eight industrial valve units to one global valve company which facilitates consolidating plants, shifting manufacturing to low cost countries, integrating procurement activities to leverage volume with suppliers and, importantly, accelerating the sale of existing products into new market opportunities. For example, in 2002 we announced the consolidation of CVNA's Long Beach facility into Xomox's Chihuahua, Mexico facility. Our production plans for 2003 are to leverage as one company our eight low cost production facilities in China, India, Mexico and Hungary — up from three just two years ago. Procurement plans for castings, our major material cost, are being overseen and consolidated by one focused team. In transitioning to a global valve company we have found opportunities to cross-sell our existing valve brands, further expanding our product offerings and extending our markets. These synergy sales increased by $6 million in 2002 and are expected to increase an additional $13 million in 2003.

Strategic acquisitions are also an integral part of our profitable growth strategy. In 2002, we spent $82 million on seven acquisitions and made one small divestiture. The two most significant acquisitions were Lasco Composites LP for $44 million and General Technology Corporation for $25 million. The acquisition of Lasco gave Kemlite important increased presence in the industrial market. The Lasco business has been seamlessly integrated, and we have been able to exceed our planned synergies goal of $2 million. General Technology provides high-reliability customized electronic manufacturing services and products focused on military and defense applications, and significantly expands our electronics business. While the timing of acquisitions is unpredictable, we hope to increase the number and size of our strategic acquisitions.

Corporate Governance

In view of the revelations in the last year and a half of corporate malfeasance at several large companies, it is appropriate to comment briefly on some of our long-established policies. With regard to accounting practices, we write off receivables if they become 90 days past due, with no exceptions. We never book sales until the product is shipped. We have only two minor off-balance sheet items that are disclosed in the footnotes to our financial statements, namely our Ferguson joint venture with Emerson, and a financing facility for customers of our Crane Merchandising Systems business. We do not make loans to corporate officers.

Crane's Board of Directors is comprised of ten individuals and, with the exception of our non-executive Chairman and me, none of them are employed by Crane or have retired from the Company. The audit, compensation and nominating committees of the Board consist entirely of independent directors. We do not have consulting or other business arrangements with any of our outside directors.

Outlook for 2003

The outlook for two of our largest markets, aerospace and chemical processing, remains weak. We believe that operating profit from our Aerospace segment will be lower in 2003. However, we are forecasting margin improvement in our Fluid Handling business, modest recovery in Merchandising Systems and continued progress at Engineered Materials. In aggregate, we are forecasting an increase in operating profit from $155 million (before asbestos charges) this year to $160-$170 million, or net income of $1.65-$1.75 per share. Free cash flow after dividends and capital expenditures in 2003 will again exceed $120 million.

My confidence in the quality of our people and our businesses remains steadfast. With a strong foundation of good people and good practices in place, I expect the implementation of our profitable growth strategy to begin to produce results for our shareholders in 2003 and over the long term. I deeply appreciate the dedication and hard work of our employees, the guidance and encouragement of our Board of Directors and your support as shareholders.

Sincerely,

Eric C. Fast

Eric C. Fast
President and Chief Executive Officer
FEBRUARY 14, 2003

Ready.
Set.
Grow.

The Aerospace segment has two business focuses, aerospace and electronics. Aerospace products include pressure, fuel flow and position sensors and subsystems; aircraft electrical power components and subsystems; brake control systems; and coolant, lube and fuel pumps. Electronic products include high-reliability power supplies products and custom microelectronics for a variety of industries. Businesses in this segment hold market-leading positions.

The Engineered Materials segment consists of Kemlite and Polyflon. Kemlite is the world's largest manufacturer of fiberglass reinforced plastic panels. Its success has been based on developing new, innovative products for transportation, recreational vehicle, commercial building product and industrial applications. It has been a consistent market leader and holds a number of patents on its products.

The Merchandising Systems segment is made up of two parts: Crane Merchandising Systems ("CMS") which makes food, snack, and beverage vending machines, and National Rejectors ("NRI") which makes coin changers and validators in Europe. CMS has a strong market share in North America and benefits from having a direct sales and service team that enables it to offer excellent customer service. NRI's competitive advantage is double currency capabilities for coin-changing machines.

The Fluid Handling segment manufactures and sells industrial valves and actuators; provides valve testing, service and parts; manufactures and sells pumps and water treatment systems; and distributes pipe, valves and fittings. Its well-recognized brand names, such as Crane,® Pacific,® Xomox,® Saunders,® Stockham,® Flowseal,® Duochek,® Centerline,® Jenkins,® DEPA,™ ELRO™ and REVO™ enjoy good market positions in a number of geographic areas.

The Controls segment includes Barksdale, a producer of ride-leveling, air-suspension control valves for heavy trucks and trailers, as well as pressure, temperature and level sensors used in a range of industrial machinery and equipment and in the marine and mobile hydraulics markets. Azonix/Dynalco is an established manufacturer of electronic human machine interface panels for harsh and hazardous environments, typically found on oil rigs and platforms, and large engine monitoring and diagnostic systems.



The focus in the next year is on margin improvement and facility rationalization at the valve and pump businesses. Procurement, low cost sourcing, and synergy sales will be key elements.

Dennis Hewko, *President, Fluid Handling*

Our strategy is to attack the very large installed base of aircraft, to address the issues of safety and cost of ownership and to leverage our consolidated technology across our businesses.

Ray Boushie, *President, Aerospace Group*

Our strategy is innovation in the service of customer profitability. In fact, we say: IF AN OPERATOR CAN'T PAY FOR IT WITH THE CASH EARNED FROM IT, HE SHOULDN'T BUY IT!

John Barsanti, *President, Merchandising Systems*

Our continued growth opportunities are led by material substitutions — helped by new product development and potential further international growth. Our goal is customer satisfaction.

Rich Schueller, *President, Kemlite Company*

New products, an intense focus on sales and marketing and productivity improvement will be our prime vehicles for growth.

Jeff Porter, *President, Controls*


$340.8 million
Hydro-Aire/Lear Romec
ELDEC
Interpoint
Resistoflex-Aerospace
Aerospace
39%
$233.2 million
Kemlite
Polyflon
Engineered Materials
25%
$161.9 million
Crane Merchandising Systems
National Rejectors
Merchandising Systems
4%
$715.8 million
Crane Valves
Crane Supply
Crane Pumps & Systems
Resistoflex-Industrial
Crane Environmental
Fluid Handling
30%
$64.8 million
Barksdale, Inc.
Azonix/Dynalco
Controls
2%
2002 OPERATING PROFIT | $181 million

*Before corporate expenses and reflects the internal merger of Resistoflex.

- Provide new, innovative solution sets for discrete aerospace and electronics markets.
- Utilize incubator teams to develop new profitable products through its New Ventures initiative.
- Attack the installed base of aircraft with new products that address safety and cost of operations. For safety, these include ground fault interrupters. For reducing operating costs of aircraft, these include a weight and balance system and a family of passive wireless technology products.
- Seek acquisitions and strategic alliances for the Electronics Group that will expand offerings of value-added electronic solutions.

- Expand existing markets and develop new markets by substitution of alternate materials with FRP panels. In the transportation industry, target substitutions include aluminum in dry van and refrigerated van roofs, steel, aluminum, wood and thermoplastic scuff panels in transportation trailers, and aluminum exterior sidewall panels. In the recreational vehicle market, some substitution targets are aluminum travel trailer sidewalls, aluminum and hand laid-up motor home sidewalls, and rubber roofing.
- Continue cost reduction programs to enhance margins.
- Expand international sales, particularly in Europe.
- Make strategic acquisitions to broaden product lines and expand panel manufacturing base.

- Develop innovative products and features that increase customers' profitability and enhance the consumer's retail experience.
- Utilize lean enterprise initiatives to reduce built-to-order lead time and improve flexibility.
- Grow market share of parts and support business by expanding online ordering and 24-hour deliveries.
- Improve worker productivity and inventory turns, and reduce material costs with aggressive procurement.

- Create one global valve business from eight separate valve businesses,
- Reduce raw material costs through improved procurement,
- Move manufacturing of standard products to low-cost countries,
- Improve productivity through lean manufacturing,
- Rationalize manufacturing facilities, and
- Increase sales through cross-selling and leveraging of expanded sales force

To improve operating margin to 12%.

- Apply new, internally developed sensor technology to enter new growth markets, such as on-road transportation and diesel engine monitoring/diagnostics.
- Leverage the installed product base to broaden our value proposition.
- Capitalize on core competencies in harsh/hazardous environments, electronics engine monitoring/diagnostics, and zero-leak control valve technology.
- Strengthen sales channels by utilizing Internet-based systems such as RapidNet™

In the pages that follow, we discuss results, along with the *events, trends, market dynamics and management initiatives* that influenced them.

(dollars in millions)	Sales 2002	Sales 2001	Operating Profit* 2002	Operating Profit* 2001
Aerospace	$ 340.8	$ 406.0	$ 70.7	$ 100.9
Engineered Materials	233.2	234.3	44.4	33.0
Merchandising Systems	161.9	216.4	7.2	28.4
Fluid Handling	715.8	630.9	53.7	49.0
Controls	64.8	101.9	4.8	3.9
Elimination	(0.2)	(2.3)	—	—
Reporting segment sales and operating profit	1,516.3	1,587.2	180.8	215.2
Corporate — before asbestos charges	—	—	(25.8)	(23.2)
Corporate — asbestos charges	—	—	(115.3)	(2.2)
Goodwill amortization	—	—	—	(18.1)
Total sales and operating profit	$ 1,516.3	$1,587.2	$ 39.7	$ 171.7

* *In 2002, there were two reclassifications that affect segment results. First, 2001 segment results have been reclassified for goodwill amortization; and second, the 2002 and 2001 segment results have been reclassified to reflect the movement of Resistoflex from Engineered Materials to Aerospace and Fluid Handling.*

Overview

As anticipated, the Aerospace results reflect the deterioration in the commercial aerospace market as a result of the events of September 11th, and Merchandising Systems results were significantly lower in 2002 as the demand for coin-changing equipment fell sharply subsequent to the Euro conversion in 2001. Engineered Materials results reflect the 2002 acquisition of Lasco combined with strong demand for fiberglass reinforced plastic panels in the recreational vehicle ("RV") market in 2002. Fluid Handling results were improved by having a full year of results from the 2001 acquisitions of Xomox and Crane Process Flow Technologies partially offset by the continuing decline in the chemical processing industry ("CPI") and the abrupt fall off in the power industry. Controls profits were improved reflecting the 2001 sale of Powers Process Controls and the contribution of the Ferguson business to a joint venture.

During the fourth quarter of 2002, the Company recorded a non-cash, pre-tax charge of $107.9 million ($73.3 million after tax) increasing the annual pre-tax asbestos charge to $115.3 million ($78.4 million after tax). The 2002 asbestos charge reflects the recent significant increase in the rate of new claims filed and the estimated settlement and defense costs of pending and future asbestos claims through 2007, net of estimated insurance recoveries. Total cash payments for settlement and defense costs were $1.4 million in 2002, $820,000 in 2001 and $270,000 in 2000, reflecting the impact of payment terms and insurance reimbursements to date.

Aerospace

(dollars in millions)	2002	2001*
Net sales	$340.8	$406.0
Operating profit	70.7	100.9
Gross margin	42.3%	45.0%
Operating margin	20.7%	24.8%

**Reclassified for goodwill amortization and to include the movement of Resistoflex-Aerospace from Engineered Materials (see segment information on page 38).*

Overview

Aerospace manufactures a broad range of products for the aerospace industry, such as pressure, fuel flow and position sensors and subsystems, aircraft electrical power components and subsystems, brake control systems, coolant, lube and fuel pumps, as well as a broad range of electronic products, such as high-reliability power supplies and custom micro-electronics for a variety of industries. Business units within this segment include: Hydro-Aire/Lear Romec, ELDEC, Resistoflex-Aerospace, Interpoint and General Technology Corporation ("GTC").

In November 2002, Crane acquired GTC, a strategic acquisition for Interpoint that extended its already strong position in the electronics market, for a purchase price of $25 million. GTC provides high-reliability, customized-contract manufacturing services and products focused on military and defense applications.

In 2002, Aerospace commenced an internal reorganization to recognize the market uniqueness of aerospace and electronics by organizing itself into these two focus areas to seek customer solutions for these discrete markets. At the same time, a New Ventures initiative was established within the segment to utilize incubator teams to develop new, profitable products. This new structure is expected to be completed in 2003 enabling the segment to reduce operating costs, better leverage intellectual capital and improve its focus on customer solutions. It also provides the structure for efficient integration of acquisitions and elimination of duplicate overhead and capital expenditures. These units will operate as one company which will reduce the overhead structure for an expected $8 million reduction in 2003 costs.

At the end of 2002, Resistoflex-Aerospace was reclassified into Aerospace from Engineered Materials. Resistoflex-Aerospace will benefit from inclusion in Aerospace as their Teflon® hoses and product fittings are synergistic to the Fluid Solutions market promoted by Aerospace. These products are used by the same customers to provide linkages to existing product applications and marketed by the same Aerospace Regional Business Manager.

2002 Operating Results

Aerospace sales and operating profit declined 16% and 30%, respectively, in 2002. As anticipated, the aerospace sector was weak throughout the year following the events of September 11th as end markets reflected declining new plane build schedules by the original equipment manufacturers ("OEMs") and financial difficulties of commercial carriers. Operating profit was impacted by reduced volume and also by a $4 million charge for inspecting approximately 35,000 Hydro-Aire fuel pumps. Interpoint, a manufacturer of micro-electronic assemblies, had a very strong year with substantially higher profit margins despite lower sales volumes. It continued to leverage its low-cost manufacturing facility in Taiwan, incorporate process improvements and improve its product mix. Despite difficult end-market conditions, the Aerospace segment achieved 20.7% operating margins.

Broken down by major markets, aerospace made up 75% of sales while electronics made up 25% of sales in 2002.

Electronics includes Interpoint and the power supply businesses of ELDEC. Within aerospace, 70% of sales went to OEMs and 30% to the aftermarket including repair and overhaul. The 2002 OEM customer base was comprised of commercial customers (37%), regional/general aviation customers (22%), military/government customers (26%) and power customers (15%).

Hydro-Aire/Lear Romec and ELDEC continued to work to reduce costs, adjust the size of their businesses and address joint business model strategies to respond to and anticipate the ever-changing aerospace market.

Hydro-Aire/Lear Romec produced approximately 40% of the total segment sales. Hydro-Aire maintained its world-leading market share in antiskid brake control systems. Hydro-Aire/Lear Romec had strong showings in the commercial, regional, business and military markets, with several new program wins for each brand.

ELDEC produced approximately 40% of the total segment sales and maintained strong profitability while continuing to invest in new programs with funding that became available, in part, through their cost-reducing operational excellence initiatives. ELDEC's business includes aircraft mounted sensing and control components and subsystems, such as proximity sensing, fuel flow and pressure sensors, as well as aircraft electrical power components and subsystems such as transformer rectifiers, battery systems and uninterruptible power systems for flight controls.

Resistoflex-Aerospace, approximately 4% of total segment sales, had a sales increase of 26% over 2001. Resistoflex-Aerospace produces Teflon®-lined hoses and specialty fittings for aircraft systems and engine applications. Their patented Nut-Lok® fitting was selected for the Joint Strike Fighter.

Interpoint produced approximately 16% of the total segment 2002 sales. A manufacturer of power supplies and microelectronic assemblies, Interpoint continued its strong financial performance in 2002. While its sales declined 14%, its operating profit increased 42%. Interpoint's results reflect the optimization of its low cost Taiwan production facility and the successful implementation of operational excellence processes.

During 2002, Aerospace continued to intensify its research and development activities with regard to safety and reducing the cost of operating aircraft, which have now been organized into the New Ventures component of the segment. These activities are directed at retrofit applications to address the installed base of approximately 13,000 aircraft.

Outlook

Aerospace continues to face a very challenging market environment. As airlines continue to experience deep financial losses and declining passenger traffic, production rates for new commercial, regional and business jets are expected to continue to decrease. Further, a large number of aircraft have been removed from service. These "parked aircraft" negatively affect demand for aftermarket sales of maintenance and repair products. It is currently unclear whether the number of parked aircraft has stabilized. The health of the global aerospace aftermarket varies according to geographical segments. While the U.S. market has been negatively impacted, there is growth in the Asian commercial airlines and greater stability in the European aftermarket. Crane's aftermarket business is globally diversified.

We expect the traditional aerospace market to remain weak in 2003 and, assuming current published OEM production levels and relatively stable aftermarket maintenance activity, a further 10% reduction in operating profits from 2002 levels is planned.

Engineered Materials

(dollars in millions)	2002	2001 *
Net sales	$233.2	$234.3
Operating profit	44.4	33.0
Gross margin	27.7%	23.7%
Operating margin	19.0%	14.1%

**Reclassified for goodwill amortization and to reflect the movement of Resistoflex to Aerospace and Fluid Handling (see segment information on page 38).*

Overview

Engineered Materials has gone through significant change. In 2001, this segment was comprised of four business units: the Crane Plumbing business ("Plumbing"), Kemlite/CorTec, Resistoflex and Polyflon. As part of the Company's effort to divest non-core marginal or unprofitable businesses, Plumbing was sold in September 2001, and CorTec was sold in September 2002. In 2001, these two businesses generated sales of $41.1 million and an operating loss of $3.0 million. In 2002, CorTec, prior to its sale in September, had sales of $10.5 million and an operating loss of $1.3 million. At the end of 2002, Resistoflex was reclassified to Aerospace and Fluid Handling to align business management with similar end markets and remove costs through integration and consolidation of business functions. Presently, the Engineered Materials segment consists of two business units, Kemlite and Polyflon.

Kemlite manufactures fiberglass-reinforced plastic ("FRP") panels for recreational vehicles ("RV"), truck trailers, building products and industrial building materials. Polyflon designs and manufactures microwave laminates, high-voltage radio frequency capacitors and other specialty components with total sales of $1.7 million in 2002.

Crane's strategic acquisition of Lasco Composites LP ("Lasco") for $44 million in May 2002 gave Kemlite important increased presence in the industrial market. Lasco supplies the FRP panel market under several product brand names, including: Lascoboard®, TransTuff™, CrystalLite™, Lascolite™, and Everstrong™. Industrial market applications include opaque corrugated panels for cooling tower exteriors, roof and wall exterior panels in corrosive environments and metal building daylighting panels.

2002 Operating Results

Engineered Materials sales of $233.2 million were down slightly from $234.3 million in 2001. Sales increases from the Lasco acquisition and the strong RV market were offset by reduced sales of $30.6 million of sales resulting from the two divestitures previously mentioned. Operating profit increased $11.4 million in 2002 compared with 2001 as strong results at Kemlite, aided by the Lasco acquisition, accounted for $9.7 million of the increase. Exiting the non-performing plumbing and CorTec businesses provided the remaining $1.7 million of operating profit improvement. Engineered Materials operating margins were 19.0% versus 14.1%.

Kemlite's sales and operating profit increased by 15% and 27%, respectively. Operating margins in 2002 were 20.6% compared with 18.7% in 2001 as a result of strong RV sales and continued improvements in operating efficiencies and procurement. Sales of FRP panels were strong throughout the year from strengthened RV demand. Translucent roofs for truck trailers and sales of building products were down modestly from the prior year level.

As part of Kemlite's programs to achieve operational excellence, it has focused on reducing costs and working capital. Operating efficiencies have been achieved on the plant floor to reduce waste, raw material costs have been lowered through negotiation with suppliers, alternate materials and formulations have been evaluated and inventory has been reduced. Inventory turns have increased from 9.1 times in 2001 to 12.4 times in 2002.

Outlook

As a result of its focus on customer needs, Kemlite has developed several programs to foster profitable sales growth. It is seeking to expand existing markets and develop new markets by fostering the substitution of competitive products with FRP panels. For instance, in the transportation industry, target substitutions include aluminum in dry van and refrigerated van roofs, steel, aluminum, wood and thermoplastic scuff panels in transportation trailers and aluminum exterior sidewall panels. In the RV market, some substitution targets are aluminum travel-trailer sidewalls, aluminum and hand laid-up motor home sidewalls, and rubber roofing. It is also expanding its international sales, particularly in Europe.

In addition to market expansion through existing products, Kemlite continues to invest in new product development, an example of which is a high-pressure, laminate-faced decorative FRP panel. Kemlite expects to sell this as a product substitution in the seating and entrance areas of fast food restaurants replacing wallpaper or other decorative covering. FRP paneling has already been very successful in the food preparation and bathroom areas; this new product family is expected to provide incremental sales opportunities.

Engineered Materials operating results are expected to be up 20% in 2003, based on the improving strength in the transportation market and the continued strength of the RV market.

Merchandising Systems

(dollars in millions)	2002	2001*
Net sales	$161.9	$216.4
Operating profit	7.2	28.4
Gross margin	28.8%	32.9%
Operating margin	4.4%	13.1%

**Reclassified for goodwill amortization (see segment information on page 38).*

Overview

The Merchandising Systems segment is comprised of two businesses: Crane Merchandising Systems ("CMS") which makes food, snack and beverage vending machines, and National Rejectors ("NRI") which makes coin changers and validators.

2002 Operating Results

Segment sales declined 25% from $216.4 million to $161.9 million in 2002 and operating profit decreased to $7.2 million versus $28.4 million in 2001. Segment operating results were significantly lower in 2002 because of the impact on NRI of the completion of the Euro conversion in 2001. CMS' results improved in 2002.

CMS sales of $136 million stabilized in 2002 with sales down 2% compared to 2001. Sales declined 22% in 2001 compared with 2000. On the lower sales, operating profit increased in 2002 as margins improved to 6.0% versus 3.2% in 2001. The U.S. economy continued to slow during 2002 mitigating otherwise strong financial and operational improvements. The economic slowdown resulted in increased layoffs at offices and factories where the bulk of vending machines are installed.

Approximately 75% and 25%, respectively, of CMS's business is in the North American and European traditional operator vending markets. The strategic competitive advantage in the North American market is the CMS direct sales business model. This allows CMS to provide shorter lead-time on equipment purchases and faster and better customer service. Through its initiatives in introducing new products and new features, CMS can offer the operators reduced equipment cost and demonstrate achievable reductions in cost of operating the equipment. One of the operator's biggest costs is managing parts. CMS's new online ordering capabilities, upgraded logistics systems and revamped warehousing facilities, launched in 2002, provide the operator with 24 hour parts delivery and a management reporting system on parts usage.

CMS continued to improve its operations by continuing to invest in new products focused on improving operator profitability. CMS launched new features, new products and updated technology in 2002. Its new guaranteed delivery system called SureVend® guarantees the customer receives the product or gets his money back. In addition, CMS introduced a new frozen food vending machine which added $4 million of incremental sales in 2002.

CMS has been focusing on operational excellence to significantly increase its customer focus. CMS inventory turnover has improved 25% and operating working capital as a percentage of sales has been reduced from 28% in 2001 to 23% at the end of 2002. Customer metric improvements in 2002 compared with 2001 included on-time deliveries and lead-times down to 6 days from 11 days.

NRI, based in Germany, has a strong competitive product line and had an extraordinarily strong sales and profit year in 2001 due to the Euro conversion. NRI 2002 net sales were down 66% to $26 million, compared with 2001 sales of $77 million, resulting in a slight operating loss in 2002 compared with a significant profit in the prior year. NRI began work force reductions in 2002 which will continue in 2003 to right-size the business to the new market demand levels.

Outlook

These businesses have experienced management teams, strong market positions and competitive new products. However, end-market demand in the automated merchandising market in both the U.S. and Europe is expected to remain relatively weak in 2003 with any market recovery to be very gradual at best. Management expects the European market will continue to experience weakness in Euro coin changer demand in 2003. NRI expects net sales to continue to be depressed in 2003 and expects to have an operating loss as it continues to take action to right-size its business to the demand levels. The Company expects only modest operating improvement in this segment during 2003.

Fluid Handling

(dollars in millions)	2002	2001 *
Net sales	$715.8	$630.9
Operating profit	53.7	49.0
Gross margin	28.4%	26.8%
Operating margin	7.5%	7.8%

**Reclassified for goodwill amortization and to include the movement of Resistoflex-Industrial Products from Engineered Materials (see segment information on page 38).*

Overview

The Fluid Handling segment manufactures and sells various types of industrial valves and actuators; provides valve testing, parts and services; manufactures and sells pumps and water treatment systems; distributes pipe, valves and fittings; and designs, manufactures and sells corrosion-resistant, plastic-lined pipes and fittings.

The Fluid Handling segment has gone through significant change. The strategic acquisition of two valve companies was completed in the first half of 2001, Xomox and Crane Process Flow Technologies. These acquisitions strengthened Fluid Handling's position in the global valve industry through additional distribution channels and product offerings including premium brand names with market positions such as Xomox, Tuflin, Saunders, DEPA, ELRO and REVO.

Additionally, significant facility rationalization actions have been taken to improve manufacturing efficiency and capital utilization. The 2001 closure and sale of the Company's pump manufacturing facility in Decatur, IL was completed in 2002. Also in 2002, closure of the Long Beach, CA valve manufacturing plant was announced and the shutdown of the Bay City, MI pipe and fitting operation for combination into the Marion, NC facility was substantially completed. Production from these locations has been consolidated into other Crane-owned manufacturing facilities offshore as well as domestically to leverage their lower cost of operation.

Finally, at the end of 2002, Resistoflex-Industrial Products was reclassified into Fluid Handling from Engineered Materials as an internal acquisition to align the business structure with end markets and remove costs through integration and consolidation of business functions. Resistoflex-Industrial Products is a manufacturer of corrosion-resistant, plastic-lined pipe for use primarily in the chemical, petrochemical, pharmaceutical, pulp and paper and water treatment industries.

2002 Operating Results

Fluid Handling's 2002 net sales increased 13%, while operating profit rose 9%, primarily as a result of having a full year of results from the 2001 acquisitions of Xomox and Crane Process Flow Technologies. Weakness in key end markets, particularly the chemical process industry ("CPI"), and to a lesser extent the power industry, coupled with costs related to the closure of the Long Beach, CA and Bay City, MI facilities for consolidation into lower-cost manufacturing facilities hampered performance during 2002.

Net sales of the Valve Group increased 24% in 2002, while operating profit increased 13%. Excluding acquisitions, operating profit declined 12% on a slight 2002 sales increase. Valve shipments in 2002 reflect weakness in the CPI and power generation markets and reduced valve service revenue offset partially by strong performance in the marine valve market. Operating profit was also reduced in 2002 by expenses related to closure of the Long Beach, CA manufacturing facility to further migrate production to lower cost countries and integrate worldwide valve operations.

To capture synergies and size advantage, the valve businesses are operating as one global valve company as opposed to eight individual units. This new structure will allow the sales force to sell complementary products previously sold exclusively by the individual sales forces. In addition to sales, the structure facilitates manufacturing facility rationalization, integrated procurement activities to leverage volume with suppliers, and efficient utilization of the eight low-cost production facilities in China, India, Mexico and Hungary.

Resistoflex-Industrial Products was challenged by the depressed conditions in the chemical process market in 2002. Steps were taken to reduce costs by consolidating its North American operations into a single site in North Carolina, closing its Bay City, MI plant. This consolidation will be completed during early 2003. The investments made this year to align this business structure with markets and remove costs through integration and consolidation of business functions are expected to benefit 2003 and beyond.

Crane Pumps & Systems' net sales declined 1%, as demand was weakened by the slowdown in the general industrial and chemical processing markets it serves. Operating profit increased significantly, 78%, in 2002 as compared with 2001 which included consolidation and severance costs related to the closure of its Decatur, IL manufacturing operation. As part of an overall Fluid Handling program to expand its sourcing of lower-cost components and finished products and widen its customer base, Crane Pumps & Systems established a joint venture in China at year end to produce pumps for the Chinese and export markets.

Net sales at Crane Supply, a Canada-based distributor of pipes, valves and fittings, were flat in 2002. Operating profit rose 17% over prior year levels, primarily from favorable product mix. Operating margin was 8.1% in 2002 as compared with 6.9% in 2001.

Outlook

The Fluid Handling segment sells into a broad range of industries, although it is still seeing continued weakness in its major markets. Capital spending in the chemical processing industry was at a 20-year low in 2002, and the market remains depressed. Another large market, power generation, experienced a sharp decline in turbine shipments in 2002 compared with the prior year, and a further decline is expected in 2003. The oil and gas and hydrocarbon processing industries also softened in 2002 and are expected to be flat in 2003.

The Company expects a 20% operating profit improvement for Fluid Handling in 2003 on slightly increased sales. Procurement and foreign sourcing initiatives, as well as facility rationalizations and sales synergies, are expected to offset the impact of continued weakness in the chemical process and power generation industries.

Controls

(dollars in millions)	2002	2001*
Net sales	$64.8	$101.9
Operating profit	4.8	3.9
Gross margin	39.5%	35.1%
Operating margin	7.4%	3.9%

**Reclassified for goodwill amortization (see segment information on page 38).*

Overview

Controls has gone through significant change. In 2001, this segment included four business units: Powers Process Controls ("Powers"), Ferguson, Barksdale and Azonix/Dynalco.

Crane contributed its Ferguson business into a joint venture with Emerson Electric's Commercial Cam Co. in September 2001, and the results in 2002 are accounted for under the equity method of accounting with Crane's share of its income reported as non-operating income. Powers was also sold in 2001 to a strategic buyer at book value. These two operations in 2001 together accounted for $33.4 million in sales and an operating loss of $1.6 million.

As a result, in 2002 the Controls segment was comprised of just two businesses: Barksdale and Azonix/Dynalco. Barksdale is a producer of ride-leveling air suspension control valves for heavy trucks and trailers as well as pressure, temperature and level sensors used in a range of industrial machinery and equipment. Azonix/Dynalco is an established manufacturer of electronic human machine interface panels for harsh and hazardous environments typically found on oil rigs and platforms, as well as large engine/compressor monitoring and diagnostic systems.

2002 Operating Results

Controls net sales decreased $37.1 million. As noted, the divestiture of Powers and the formation of the joint venture involving Crane's Ferguson business in 2001 accounted for $33.4 million of the sales decrease. The remaining decrease was driven by sales declines at Azonix/Dynalco. Segment operating profits increased from $3.9 million to $4.8 million reflecting the elimination of the $1.6 million in net loss from Ferguson and Powers and improved results at Barksdale.

Barksdale's 2002 net sales increased 3%, as its transportation market benefited from increased truck buying in advance of new diesel emission regulations that took effect in October 2002. Other markets in oil and gas exploration and industrial machinery were flat compared to the previous year. Operating profit at Barksdale increased 54% because of operational improvements and product rationalization programs instituted in 2001.

Azonix/Dynalco net sales were down 17% as these businesses experienced a significant softening of demand in their oil and gas markets. Operating profit was down 30% on the lower volume despite stringent cost containment programs. Azonix/Dynalco made investments in new products which position it for future growth in new markets and are expected to contribute increased net sales in 2003.

Outlook

Controls enjoys strong market positions and proprietary products in a number of attractive niche markets. This advantage stems from core competencies in harsh and hazardous environment electronics, engine monitoring and diagnostics, and zero-leak control valve technology. In 2002, Controls began to leverage its core competencies across business units and apply its internally developed new sensor technology to enter new growth markets, such as on-road transportation and diesel engine monitoring and diagnostics. This strategic approach to growing the business includes building service capabilities to leverage its installed product base, broaden its value proposition and strengthen sales channels utilizing Internet-based systems such as RapidNet ™.

In 2003, the segment will face uncertain end markets including weaknesses in the gas transmission market, industrial machinery and oil and gas exploration. Segment operating results are expected to improve slightly in 2003 versus 2002.

Corporate

(dollars in millions)	2002	2001
Corporate – before asbestos charges	$ (25.8)	$(23.2)
Corporate – asbestos charges	(115.3)	(2.2)
Interest income	2.3	1.1
Interest expense	(16.9)	(21.2)
Miscellaneous – net	(0.6)	(15.7)
Effective tax rate on income	32.0%	34.8%

Corporate expense – before asbestos charges increased $2.6 million in 2002 primarily reflecting higher environmental remediation costs of $7.7 million partly offset by lower incentive compensation expense. The higher environmental costs are due to the identification of additional remediation actions required at a location that the Company has been addressing for the past fifteen years. The year 2001 included higher employee-related costs including a non-cash charge of $6.1 million resulting from the retirement of R.S. Evans as the Company's Chief Executive Officer and represents stock-based retirement costs that previously were being amortized to an anticipated retirement at age 65.

Corporate expense – asbestos charges represent the provision for estimated costs of asbestos-related claims, which are included in cost of sales in the consolidated statements of operations. During the fourth quarter of 2002, the Company recorded a non-cash pre-tax charge of $107.9 million to increase its net estimated liability for asbestos-related costs to $120 million. This fourth quarter charge combined with asbestos charges incurred in the first nine months of 2002 of $7.4 million resulted in the annual asbestos provision of $115.3 million. The asbestos charge was made to reflect the increase in estimated costs of asbestos-related claims through 2007, net of anticipated insurance recoveries of $80 million. See "Application of Critical Accounting Policies" for further details.

Interest expense was down $4.3 million in 2002 compared with 2001 as a result of lower swap-adjusted interest cost and the reduction in debt level reflecting the continued strong generation of free cash flow.

Miscellaneous – net in 2002 included income of $2.9 million from the Company's Ferguson business which Crane contributed into the Industrial Motion Control Holdings, LLC ("IMC") joint venture in 2001, offset by asset disposal costs. The 2001 expense reflects the loss on the disposal of Crane Plumbing of $13.8 million and equity income of $0.9 million earned from IMC.

The effective tax rate on income improved to 32.0% from 34.8% reflecting the 2001 tax effect of non-deductible goodwill amortization which is no longer required in accordance with the requirements of SFAS 142 "Goodwill and Other Intangible Assets" adopted by the Company as of January 1, 2002.

Liquidity and Capital Resources

Cash Flow Operating activities in 2002 generated $197 million in cash flow. In addition, the disposal of non-core businesses and the sale of excess real estate generated $8 million of incremental cash during the year. The Company redeployed these resources by investing $82 million to expand its core businesses by making seven acquisitions and by investing $25 million in capital equipment while returning $34 million to shareholders through dividends ($24 million) and share repurchases ($10 million).The year 2002 represents the sixth consecutive year the Company has generated at least $150 million of cash from operations.

Short and Long-Term Financing Net debt decreased by $66 million to $217 million at December 31, 2002. The net debt to capital percentage was 25.1%, down from 30.3% at December 31, 2001. Interest coverage (income before taxes and the non-cash asbestos charge plus net interest expense, divided by net interest expense) was 10.6 times interest in 2002 as compared with 7.9 times in 2001.

As of December 31, 2002, the Company had domestic unsecured, uncommitted credit lines for $115 million, of which $99.6 million was unused and available. The Company and/or its subsidiaries had foreign credit lines for approximately $47 million, of which $44.4 million was unused and available. These credit lines are typically available for borrowings up to 364 days and are renewable at the option of the lender. Included in the above amounts is a contractually committed long-term line of credit with the Company's Canadian subsidiary. This facility, which permits borrowings of up to $9.5 million, was unused and available at December 31, 2002.

In addition, at December 31, 2002, the Company had a $300 million contractually committed bank credit facility under which the Company can borrow, repay or, to the extent permitted by the agreement, prepay loans and re-borrow at any time prior to the stated maturity date of November 2003. Proceeds may be used for general corporate purposes or to provide financing for acquisitions. The agreement contains certain covenants including limitations on indebtedness and liens. A loan for $30 million was outstanding under this agreement at year-end. It is the Company's intention to enter into a new multi-year revolving credit agreement with its current bank group or others on or before November 2003. Based on prevailing market conditions, the Company believes it has sufficient access to the bank credit market to renew this facility.

The Company also has an effective shelf registration, filed on Form S-3 with the Securities and Exchange Commission, allowing it to issue, in one or more offerings, up to $300 million in either senior or subordinated debt securities, all of which remains unissued. The Company may use the net proceeds from the sale of debt securities for general corporate purposes, which may include making additions to its working capital, repaying indebtedness, making acquisitions, or for other purposes that may be described in an offering prospectus. All debt securities that may be offered from time to time will be direct, unsecured obligations of the Company.

The Company's ability to meet its short-term and long-term debt and other obligations will be dependent upon its future operating performance and the successful renegotiation of its credit facilities. The Company believes that funds generated by its operations and funds available under current or new credit facilities will be sufficient to finance short- and long-term capital requirements.

Credit Ratings As of December 31, 2002, the Company's senior unsecured debt was rated BBB+ by Standard & Poor's ("S&P") and Baa1 by Moody's Investors Service ("Moody's"). Under prevailing market conditions, the Company believes that these ratings afford it adequate access to the public and private markets for debt. On January 24, 2003, after the Company announced an additional non-cash, after-tax charge for future asbestos-related expenses, S&P affirmed the Company's BBB+ rating and stable outlook. On this same date, Moody's issued a statement placing the Company's Baa1 senior unsecured debt rating under review.

Contractual Obligations Under various agreements, the Company is obligated to make future cash payments in fixed amounts. These include payments under the Company's long-term debt agreements and rent payments required under operating lease agreements. The following table summarizes the Company's fixed cash obligations as of December 31, 2002 over the next five fiscal years.

In thousands	2003	2004	2005	2006	2007
Short-term debt	$48,153	$ —	$ —	$ —	$ —
Long-term debt	400	102,059	300	100,310	170
Operating lease payments	10,396	8,064	5,945	4,756	2,583
TOTAL	$58,949	$110,123	$6,245	$105,066	$2,753

Capital Structure
The following table sets forth the Company's capitalization:

(dollars in thousands) December 31	2002	2001
Short-term debt	$ 48,553	$ 1,818
Long-term debt	205,318	302,368
Total debt	253,871	304,186
Less cash	36,589	21,163
Net debt	217,282	283,023
Common shareholders' equity	649,062	651,295
Total capitalization	$866,344	$934,318
% of net debt to shareholders' equity	33.5%	43.5%
% of net debt to total capitalization	25.1%	30.3%

Common shareholders' equity was reduced in 2002 by $2.2 million, primarily the result of the Company's net loss ($11.4 million), cash dividends and share repurchases ($33.6 million), partly offset by favorable currency impacts ($33.7 million) driven by the strength of the Euro and British Pound in 2002.

Off-Balance Sheet Arrangements

The Company is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its Crane Merchandising Systems ("CMS") business to offer various sales support financing programs to its customers. At December 31, 2002, $30.0 million was outstanding. Recourse to Crane for all uncollectible loans made to CMS's customers by the banks under this agreement is limited to 20% of the outstanding balance per year.

The Company has no majority-owned subsidiaries that are not included in the consolidated financial statements nor does it have any interests in or relationships with any special purpose off-balance sheet financing entities.

The Company's $21 million investment in the IMC joint venture is accounted for under the equity method of accounting. The Company has not guaranteed any of IMC's debt or made commitments for any additional investment.

Application of Critical Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The Company's significant accounting policies are more fully described in the Accounting Policies note to the Consolidated Financial Statements. Certain accounting policies require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. On an on-going basis, management evaluates its estimates and assumptions, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. The accounting policies described below are those that most frequently require management to make estimates and judgments and, therefore, are critical to understanding the Company's results of operations. Senior management has discussed the development and selection of these accounting estimates and the related disclosures with the Audit Committee of the Company's Board of Directors.

Accounts Receivable The Company continually monitors collections from customers, and in addition to providing an allowance for uncollectible accounts based upon a customer's financial condition, it provides a provision for estimated credit losses when customer accounts exceed 90 days past due. The Company aggressively pursues collection efforts on these overdue accounts and upon collection reverses the write-off.

Inventories The Company values inventory at the lower of cost or market and regularly reviews inventory values on hand and records a provision for excess and obsolete inventory primarily based on historical performance and the Company's forecast of product demand over the next two years. As actual future demand or market conditions vary from those projected by management, adjustments to inventory valuations will be required.

Valuation of Long-Lived Assets The Company periodically reviews the carrying value of long-lived assets for continued appropriateness. These reviews are based upon projections of anticipated future undiscounted cash flows. While the Company believes these estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect valuations.

Goodwill and Other Intangible Assets As of December 31, 2002, the Company had $417.9 million of goodwill and indefinite lived intangible assets. Effective January 1, 2002, Crane adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill and intangibles with indefinite useful lives are no longer amortized. SFAS 142 also requires, at a minimum, an annual assessment of the carrying value of goodwill and intangibles with indefinite useful lives. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. A discounted cash flow model was used to determine the fair value for purposes of testing goodwill and indefinite lived intangible assets for impairment. An impairment charge of $28.1 million was recorded upon adoption of SFAS 142, and additional charges may be necessary in the future if circumstances change indicating a reduction in fair value of goodwill or indefinite lived intangible assets below carrying value. During 2002, no additional impairment charge was required.

Contingencies The Company is subject to a number of proceedings, lawsuits and other claims (some of which involve substantial dollar amounts) that arise out of the conduct of normal business operations. Certain claims, which are also among the most significant claims the Company is facing, relate to activities conducted or alleged to have been conducted and to business activities that ceased decades ago. They relate principally to asbestos-related claims and environmental matters as set forth in the "Asbestos Liability" and "Other Contingencies" Notes to the Consolidated Financial Statements. In general, a liability is recognized for any contingency that is probable and reasonably estimable based on management's judgment. In estimating the net liability for a contingency, the Company records an asset for the amount considered probable of recovery from its insurance coverage.

For asbestos-related claims, the Company estimated new claims through 2007, beyond which the Company believes a reliable estimate cannot be made. The Company reviewed, among other things, the incidence of past and recent claims, historical and recent settlement results, the number of cases pending against it, litigation costs and asbestos litigation developments that may impact the exposure of the Company. Estimated settlement and defense costs for pending and future claims are adjusted for certain factors such as the nature of the claim and the venue in which the claim is brought. Counsel was retained to assist in management's analysis of insurance coverage. Total asbestos charges, all of which are included in the Corporate segment for each of the past three years, were as follows: $115.3 million in 2002, $2.2 million in 2001 and none in 2000. Total cash payments for settlement and defense costs were $1.4 million in 2002, $820,000 in 2001 and $270,000 in 2000, reflecting the impact of payment terms and insurance reimbursements to date.

For environmental matters, the Company records a liability for estimated remediation costs when such conditions are probable or the Company has been notified by a state or government agency that remediation is required. Generally, third party specialists assist in the estimation of remediation costs. The environmental remediation liability recorded at December 31, 2002 is primarily for one site which has been in the process of remediation for the past fifteen years and is estimated to continue through 2007. Total environmental costs amounted to $7.7 million in 2002, and none in both 2001 and 2000.

Although it is impossible to predict the outcome of particular lawsuits or claims, the Notes to the Consolidated Financial Statements mentioned above provide a summary of the uncertainties inherent in the process, the significant contingencies currently pending against the Company and the expectations related to the financial outcome of such contingencies. Adjustments to the amounts accrued will be made as circumstances change.

Benefit Plans The Company is required to make estimates and assumptions to determine benefit plan liabilities, which include investment returns, rates of salary increases, discount rates and health care cost trend rates. Estimates and assumptions are reviewed annually with the assistance of external actuarial professionals and adjusted as circumstances change. At December 31, 2002, plan assets were invested 64% in stocks, 28% in bonds and 8% in money market funds. The investment return assumption assumes a comparable asset mix. The assumed discount rate reflects the rate at which the pension benefits could be settled. At December 31, 2002, the weighted average rates used for the computation of benefit plan liabilities were: investment returns, 7.77%; rates of salary increases, 4.00%; and discount rate, 6.30%. Net periodic cost for 2003 will be based on the December 31, 2002 valuation. The defined benefit plan periodic cost (benefit) was $0.4 million in 2002, ($4.3) million in 2001 and ($3.6) million in 2000. At December 31, 2002, assuming no change in the other assumptions, a one percentage point change in investment returns would affect the net periodic cost by $4.2 million and a one percentage point change in the discount rate and rate of compensation would affect the net periodic cost by $0.7 million, as these amounts are offsetting.

Quantitative and Qualitative Disclosures about Market Risks

The Company's cash flows and earnings are subject to fluctuations from changes in interest rates and foreign currency exchange rates. The Company manages its exposures to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of interest-rate swap agreements and forward exchange contracts. Long-term debt outstanding of $205.3 million at December 31, 2002, was generally at fixed rates of interest ranging from 4.75% to 8.5%. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

Risk Factors

Throughout this Annual Report to Shareholders, particularly in the President's Letter to Shareholders on pages 4-7 and in the sections of Management's Discussion and Analysis of Operations on pages 13-23, the Company makes numerous statements about expectations of future performance and market trends and statements about plans and objectives and other matters, which because they are not historical fact may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Similar forward looking statements are made periodically in reports to the Securities and Exchange Commission, press releases, reports and documents and in written and oral presentations to investors, shareholders, analysts and others, regarding future results or expected developments. Because the Company wishes to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers are cautioned to consider, among others, the risk factors that will be described in the Company's Form 10-K for the period ended December 31, 2002 to be filed with the Securities and Exchange Commission before March 31, 2003, when evaluating such forward-looking statements about future results or developments.

Management's Discussion and Analysis of Operations continues on page 41.

For Years Ended December 31,	2002	2001	2000
	(in thousands, except per share data)		
Net sales	$1,516,347	$1,587,180	$1,491,190
Operating costs and expenses:			
Cost of sales	1,154,551	1,092,537	1,031,946
Selling, general and administrative	322,125	322,959	275,218
	1,476,676	1,415,496	1,307,164
Operating profit	39,671	171,684	184,026
Other income (expense):			
Interest income	2,285	1,063	820
Interest expense	(16,900)	(21,187)	(21,564)
Miscellaneous — net	(603)	(15,743)	27,078
	(15,218)	(35,867)	6,334
Income before income taxes and cumulative effect of a change in accounting principle	24,453	135,817	190,360
Provision for income taxes	7,825	47,197	66,631
Income before cumulative effect of a change in accounting principle	16,628	88,620	123,729
Cumulative effect of a change in accounting principle	(28,076)	—	—
Net (loss) income	$ (11,448)	$ 88,620	$ 123,729
Basic net (loss) income per share:			
Income before cumulative effect of a change in accounting principle	$ 0.28	$ 1.48	$ 2.03
Cumulative effect of a change in accounting principle	(0.47)	—	—
Net (loss) income	$ (0.19)	$ 1.48	$ 2.03
Average basic shares outstanding	59,728	59,825	60,919
Diluted net (loss) income per share:			
Income before cumulative effect of a change in accounting principle	$ 0.28	$ 1.47	$ 2.02
Cumulative effect of a change in accounting principle	(0.47)	—	—
Net (loss) income	$ (0.19)	$ 1.47	$ 2.02
Average diluted shares outstanding	59,728	60,355	61,399

See Notes to Consolidated Financial Statements.

Balance at December 31,	2002	2001
	(in thousands, except per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 36,589	$ 21,163
Accounts receivable	213,850	217,636
Inventories	214,689	244,190
Deferred tax assets	33,444	32,279
Other current assets	10,905	7,989
Total current assets	509,477	523,257
Net property, plant and equipment	273,248	275,793
Other assets	174,522	72,622
Intangible assets	46,093	41,970
Goodwill	410,356	378,473
	$1,413,696	$1,292,115
Liabilities and shareholders' equity		
Current liabilities:		
Current maturities of long-term debt	$ 400	$ 375
Loans payable	48,153	1,443
Accounts payable	91,072	84,707
Accrued liabilities	125,859	136,690
U.S. and foreign taxes on income	22,941	25,924
Total current liabilities	288,425	249,139
Long-term debt	205,318	302,368
Accrued pension and postretirement benefits	39,499	45,514
Deferred income taxes	8,972	20,888
Other liabilities	222,420	22,911
Preferred shares, par value $.01; 5,000,000 shares authorized	—	—
Common shareholders' equity:		
Common shares, par value $1.00; authorized: 200,000,000 shares; issued: 72,426,139 shares; outstanding: 59,447,552 shares (59,689,874 in 2001) after deducting 12,978,587 shares in treasury (12,736,265 in 2001)	72,426	72,426
Capital surplus	106,421	103,754
Retained earnings	756,801	789,244
Accumulated other comprehensive loss	(788)	(34,461)
Treasury stock	(285,798)	(279,668)
Total common shareholders' equity	649,062	651,295
	$1,413,696	$1,292,115

See Notes to Consolidated Financial Statements.

	(in thousands)		
For years ended December 31.	2002	2001	2000
Operating activities:			
Net (loss) income	$ (11,448)	$ 88,620	$ 123,729
Cumulative effect of a change in accounting principle	28,076	—	—
Loss (gain) on sale of assets	—	13,799	(26,646)
Income from joint venture	(2,917)	(915)	—
Depreciation and amortization	49,790	74,610	55,281
Asbestos-related charges	115,285	2,216	—
Deferred income taxes	(29,781)	(2,019)	(2,689)
Cash provided from operating working capital	58,279	34,090	5,338
Other	(9,843)	(12,839)	(3,837)
TOTAL PROVIDED FROM OPERATING ACTIVITIES	197,441	197,562	151,176
Investing activities:			
Capital expenditures	(25,496)	(32,144)	(29,977)
Proceeds from disposition of capital assets	5,628	7,926	1,779
Joint venture investment	—	(12,000)	—
Sale of equity investments	—	—	45,556
Payments for acquisitions, net of cash and liabilities assumed of $9,010 in 2002, $43,764 in 2001 and $909 in 2000	(82,225)	(191,168)	(11,921)
Proceeds from divestitures	2,705	19,645	—
TOTAL (USED FOR) PROVIDED FROM INVESTING ACTIVITIES	(99,388)	(207,741)	5,437
Financing activities:			
Equity:			
Dividends paid	(23,897)	(23,918)	(24,323)
Reacquisition of shares — open market	(6,475)	(28,434)	(62,296)
Reacquisition of shares — stock incentive program	(3,206)	(2,279)	(4,374)
Stock options exercised	4,294	9,097	12,388
	(29,284)	(45,534)	(78,605)
Debt:			
Issuance of long-term debt	32,860	197,300	86,200
Repayments of long-term debt	(92,306)	(109,728)	(158,576)
Net increase (decrease) in short-term debt	909	(21,441)	2,393
	(58,537)	66,131	(69,983)
TOTAL (USED FOR) PROVIDED FROM FINANCING ACTIVITIES	(87,821)	20,597	(148,588)
Effect of exchange rate on cash and cash equivalents	5,194	(181)	(344)
Increase in cash and cash equivalents	15,426	10,237	7,681
Cash and cash equivalents at beginning of year	21,163	10,926	3,245
Cash and cash equivalents at end of year	$ 36,589	$ 21,163	$ 10,926
Detail of cash provided from operating working capital (Net of effects of acquisitions):			
Accounts receivable	$ 21,082	$ 17,888	$ (9,810)
Inventories	43,753	21,412	17,806
Other current assets	(2,672)	791	(140)
Accounts payable	(3,023)	(17,869)	8,300
Accrued liabilities	(10)	14,497	(13,002)
U.S. and foreign taxes on income	(851)	(2,629)	2,184
TOTAL	$ 58,279	$ 34,090	$ 5,338
Supplemental disclosure of cash flow information:			
Interest paid	$ 17,084	$ 21,133	$ 21,596
Income taxes paid	$ 38,916	$ 34,933	$ 59,117

See Notes to Consolidated Financial Statements.

(in thousands, except share data)	Common Shares Issued at Par Value	Capital Surplus	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total Common Shareholders' Equity
BALANCE JANUARY 1, 2000	$72,426	$ 98,289	$623,421		$(22,481)	$(203,545)	$568,110
Net income			123,729	123,729			123,729
Cash dividends			(24,323)				(24,323)
Reacquisition of 3,068,375 shares						(65,012)	(65,012)
Exercise of stock options 796,617 shares						12,388	12,388
Tax benefit — exercise of stock options		2,855					2,855
Restricted stock forfeited, 104,552 shares, net			(1,963)			(406)	(2,369)
Currency translation adjustment				(8,615)	(8,615)		(8,615)
Comprehensive income				115,114			
BALANCE DECEMBER 31, 2000	$72,426	$101,144	$720,864		$(31,096)	$(256,575)	$606,763
Net income			88,620	88,620			88,620
Cash dividends			(23,918)				(23,918)
Reacquisition of 1,155,271 shares						(30,713)	(30,713)
Exercise of stock options 542,113 shares						9,097	9,097
Tax benefit — exercise of stock options		2,610					2,610
Restricted stock forfeited, 123,129 shares, net			3,678			(1,477)	2,201
Currency translation adjustment				(3,365)	(3,365)		(3,365)
Comprehensive income				85,255			
BALANCE DECEMBER 31, 2001	$72,426	$103,754	$789,244		$(34,461)	$(279,668)	$651,295
Net income			(11,448)	(11,448)			(11,448)
Cash dividends			(23,897)				(23,897)
Reacquisition of 486,905 shares						(10,289)	(10,289)
Exercise of stock options, 251,691 shares						4,294	4,294
Tax benefit — exercise of stock options		2,667					2,667
Restricted stock forfeited, 7,108 shares, net			2,902			(135)	2,767
Currency translation adjustment				33,673	33,673		33,673
Comprehensive income				22,225			
BALANCE DECEMBER 31, 2002	$72,426	$106,421	$756,801		$ (788)	$(285,798)	$649,062

See Notes to Consolidated Financial Statements.

Accounting Policies

Consolidation The consolidated financial statements include all controlled subsidiaries. Investments in affiliates over which the Company exercises significant influence but which it does not control (generally 20% to 50% ownership) are accounted for under the equity method. All intercompany items have been eliminated. Certain prior year amounts have been reclassified to conform with the 2002 presentation.

Use of Estimates The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimated. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. Estimates are used when accounting for such items as inventory reserves, allowance for doubtful accounts, depreciation and amortization, valuation of long-lived assets, employee benefit plans, taxes and contingencies.

Currency Translation Assets and liabilities of subsidiaries that prepare financial statements in currencies other than the U.S. dollar are translated at the rate of exchange in effect on the balance sheet date; results of operations are translated at the average rates of exchange prevailing during the year. The related translation adjustments are included in accumulated other comprehensive (loss) income in a separate component of common shareholders' equity.

Revenue Recognition Sales revenue is recorded when a product is shipped, title (risk of loss) passes to the customer and collection of the resulting receivable is reasonably assured.

Income Taxes Income tax expense is based on reported earnings before income taxes. Deferred income taxes are provided for temporary differences between financial and tax reporting. Significant factors considered by the Company in estimating the probability of the realization of deferred taxes include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which the Company operates.

Net Income (Loss) Per Share The Company's basic earnings per share calculations are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. For the year ended 2002, 318,000 shares attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share because the effect was anti-dilutive.

(in thousands, except per share data) For years ended December 31,	2002	2001	2000
Income before cumulative effect of a change in accounting principle	$ 16,628	$ 88,620	$123,729
Cumulative effect of a change in accounting principle	(28,076)	—	—
Net (loss) income	$(11,448)	$ 88,620	$123,729
Average basic shares outstanding	59,728	59,825	60,919
Effect of dilutive stock options	—	530	480
Average diluted shares outstanding	59,728	60,355	61,399
Basic net income per share:			
Income before cumulative effect of a change in accounting principle	$ 0.28	$ 1.48	$ 2.03
Cumulative effect of a change in accounting principle	(0.47)	—	—
Net (loss) income	$ (0.19)	$ 1.48	$ 2.03
Diluted net income per share:			
Income before cumulative effect of a change in accounting principle	$ 0.28	$ 1.47	$ 2.02
Cumulative effect of a change in accounting principle	(0.47)	—	—
Net (loss) income	$ (0.19)	$ 1.47	$ 2.02

Cash and Cash Equivalents Marketable securities with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable Receivables are carried at net realizable value.

A summary of the allowance for doubtful accounts at December 31, follows:

(in thousands)	2002	2001	2000
Balance at beginning of year	$8,172	$8,097	$7,073
Provisions	7,550	9,200	7,093
Deductions	(9,020)	(9,125)	(6,069)
Balance at end of year	$6,702	$8,172	$8,097

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and relatively small account balances within the majority of the Company's customer base, and their dispersion across different businesses. The Company periodically evaluates the financial strength of its customers and believes that its credit risk exposure is limited.

Inventories Inventories consist of the following:

(in thousands) December 31,	2002	2001
Finished goods	$ 62,254	$ 68,421
Finished parts and subassemblies	55,037	64,965
Work in process	27,279	28,990
Raw materials	70,119	81,814
Total inventories	$214,689	$244,190

Inventories are stated at the lower of cost or market. Domestic locations are principally on the last-in, first-out (LIFO) method of inventory valuation. The reduction of inventory quantities has resulted in a liquidation of LIFO inventories acquired at lower costs prevailing in prior years. Liquidations have reduced cost of sales by $2.8 million in 2002, $5.0 million in 2001 and $1.3 million in 2000. Replacement cost would have been higher by $15.2 million and $18.9 million at December 31, 2002 and 2001, respectively.

Property, Plant and Equipment Property, plant and equipment consist of the following:

(in thousands) December 31,	2002	2001
Land	$ 47,471	$ 45,385
Buildings and improvements	144,246	134,799
Machinery and equipment	487,043	456,088
Gross property, plant and equipment	678,760	636,272
Less accumulated depreciation	405,512	360,479
Net property, plant and equipment	$273,248	$275,793

Property, plant and equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the respective assets, which range from three to twenty-five years.

Goodwill and Intangible Assets Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill and intangibles with indefinite useful lives are no longer amortized. SFAS 142 also requires, at a minimum, an annual assessment of the carrying value of goodwill and intangibles with indefinite useful lives. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. A discounted cash flow model was used to determine the fair value of the Company's reporting units for purposes of testing goodwill for impairment.

The effects of adopting the new standard on net income and diluted earnings per share for the years ended December 31, are as follows:

(In thousands, except per share data)	2002	2001	2000
Net (loss) income	$(11,448)	$ 88,620	$123,729
Cumulative effect of a change in accounting principle	(28,076)	—	—
Income before cumulative effect of a change in accounting principle	16,628	88,620	123,729
Goodwill amortization, net of tax	—	16,924	16,088
Income before cumulative effect of a change in accounting principle and goodwill amortization	$ 16,628	$105,544	$139,817
Basic net (loss) income per share:			
Net (loss) income	$ (0.19)	$ 1.48	$ 2.03
Cumulative effect of a change in accounting principle	(0.47)	—	—
Income before cumulative effect of a change in accounting principle	0.28	1.48	2.03
Goodwill amortization, net of tax	—	.28	.26
Income before cumulative effect of a change in accounting principle and goodwill amortization	$ 0.28	$ 1.76	$ 2.29
Diluted net (loss) income per share:			
Net (loss) income	$ (0.19)	$ 1.47	$ 2.02
Cumulative effect of a change in accounting principle	(0.47)	—	—
Income before cumulative effect of a change in accounting principle	0.28	1.47	2.02
Goodwill amortization, net of tax	—	.28	.26
Income before cumulative effect of a change in accounting principle and goodwill amortization	$ 0.28	$ 1.75	$ 2.28

The after-tax cumulative effect adjustment recognized upon adoption of SFAS 142 was $28,076. The reporting segments (units) in which the impairment loss was recognized are as follows:

(in thousands)	
Merchandising Systems (Streamware)	$ 7,751
Fluid Handling (Crane Environmental)	4,070
Controls (Barksdale)	16,255
Total	$ 28,076

Changes to goodwill and intangible assets during the year ended December 31, 2002, including the effects of adopting the new accounting standard, are as follows:

(in thousands)	Goodwill	Intangible Assets
Balance at December 31, 2001, net of accumulated amortization	$378,473	$ 41,970
Write-off of goodwill recognized in cumulative effect adjustment	(30,267)	—
Additions during the year	55,628	3,736
Translation and other adjustments	6,522	4,343
Amortization expense	—	(3,956)
Balance at December 31, 2002, net of accumulated amortization	$410,356	$ 46,093

Goodwill increased $55.6 million, of which $33.1 million is tax deductible, during the year ended December 31, 2002 primarily due to the acquisition of Lasco Composites LP in May 2002, Corva Corporation in July 2002 and General Technology Corporation and Qualis Incorporated in November 2002. This amount is included in the following segments: Aerospace, $16.9 million; Engineered Materials, $31.9 million; and Fluid Handling, $6.8 million.

Goodwill, for acquisitions prior to January 1, 2002, was being amortized on a straight-line basis ranging from fifteen to forty years. The accumulated amortization was $96.0 million at December 31, 2001. Goodwill amortization was $18.1 million and $16.9 million in 2001 and 2000, respectively.

Intangible assets totaled $46.1 million (net of accumulated amortization of $30.1 million) and $42.0 million (net of accumulated amortization of $24.2 million) at December 31, 2002 and 2001, respectively. Of this amount at December 31, 2002, $7.5 million represent intangibles with indefinite useful lives, consisting of trade names which are not being amortized under SFAS 142.

A summary of the intangible assets, at December 31, are as follows:

	2002		2001	
(in thousands)	Gross Asset	Accumulated Amortization	Gross Asset	Accumulated Amortization
Intellectual rights	$67,539	$26,354	$57,851	$21,029
Drawings	7,025	3,414	7,025	3,019
Other	1,579	282	1,260	118
	$76,143	$30,050	$66,136	$24,166

Amortization expense for these intangible assets is expected to be approximately $4.0 million each year between 2003 and 2007.

Valuation of Long-Lived Assets The Company periodically evaluates the carrying value of long-lived assets when events and circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Stock-Based Compensation Plans The Company records compensation expense for its stock-based employee compensation plans in accordance with the intrinsic-value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transitions and Disclosure" ("SFAS No. 148"), which amends FASB Statement No. 123, "Accounting for Stock-Based Compensation." The Company adopted the disclosure provisions of SFAS No. 148 at December 31, 2002 (see page 37 for disclosure).

Financial Instruments The Company periodically enters into interest-rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowings. Interest-rate swaps are agreements to exchange fixed and variable rate payments based on the notional principal amounts. The changes in the fair value of a derivative and the hedged item are recognized in earnings if the derivative is designated as an effective fair-value hedge. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company periodically uses option contracts and forward foreign exchange contracts as economic hedges of anticipated transactions and firm purchase and sale commitments. These contracts are marked to market on a current basis and the respective gains and losses are recognized in other income (expense).

Recently Issued Accounting Standards In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and will be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company will implement Statement of Financial Accounting Standards No. 146 on January 1, 2003.

Miscellaneous — Net

(in thousands) for years ended December 31,	2002	2001	2000
(Loss) gain on sale of assets (a)	$(1,489)	$(13,799)	$26,646
Foreign exchange (loss)gain	—	(1,224)	2,597
Equity joint venture income	2,917	915	—
Other	(2,031)	(1,635)	(2,165)
	$(603)	$(15,743)	$27,078

(a) Reflects loss on sale of Crane Plumbing in 2001 and gain on sale of investment in Powec AS and related telecommunications power supply product line in 2000.

Income Taxes

Income (loss) before taxes is as follows:

(in thousands) for years ended December 31,	2002	2001	2000
U.S. operations	$(10,443)	$105,400	$174,879
Non-U.S. operations	34,896	30,417	15,481
	$24,453	$135,817	$190,360

The provision for income taxes consists of:

(in thousands) for years ended December 31,	2002	2001	2000
Current:			
U.S. federal tax	$31,048	$31,581	$59,369
State and local tax	352	2,600	4,374
Non-U.S. tax	6,206	15,035	5,577
	37,606	49,216	69,320
Deferred:			
U.S. federal tax	(35,011)	1,176	(5,656)
State and local tax	(31)	391	(127)
Non-U.S. tax	5,261	(3,586)	3,094
	(29,781)	(2,019)	(2,689)
Provision for income taxes	$ 7,825	$47,197	$66,631

Reconciliation of the statutory U.S. federal rate to the effective tax rate is as follows:

(in thousands) for years ended December 31,	2002	2001	2000
Statutory U.S. federal tax at 35%	$8,559	$47,536	$66,631
Increase (reduction) from:			
Non-U.S. taxes	(1,019)	28	3,253
State and local taxes	(2,321)	1,944	2,761
Non-deductible goodwill	—	4,803	4,697
Federal benefit on export sales	(2,762)	(6,098)	(6,227)
Valuation allowance on state deferred tax assets	3,892	—	—
Foreign dividends net of credits	2,874	1,707	(314)
General business tax credit	(2,894)	(2,785)	(500)
Other	1,496	62	(3,670)
Provision for income taxes	$ 7,825	$47,197	$66,631
Effective tax rate	32.0%	34.8%	35.0%

At December 31, 2002, the Company had unremitted earnings of foreign subsidiaries of $126.2 million. Because these earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations, or can be remitted substantially free of additional tax, no provision has been made for taxes that might be payable upon remittance of such earnings.

Tax benefits of $2.7 million in 2002, $2.6 million in 2001 and $2.9 million in 2000 associated with the exercise of employee stock options and other employee stock programs were allocated to stockholders' equity.

The components of deferred tax assets and liabilities included on the balance sheet at December 31 are as follows:

(in thousands) December 31,	2002	2001
Deferred tax assets:		
Postretirement benefits	$11,044	$11,219
Inventories	12,630	14,274
Insurance	7,209	6,199
Asbestos-related liabilities	46,680	—
Environmental	4,388	4,357
Tax loss and credit carryforwards	19,303	14,699
Deferred compensation	3,667	3,072
Warranty	3,819	2,575
Compensated absences	5,099	5,009
Other	9,364	13,314
Total	123,203	74,718
Less valuation allowance on tax loss, credit carryforwards and state deferred tax asset	20,659	7,044
Total deferred tax assets, net	102,544	67,674
Deferred tax liabilities:		
Depreciation	(30,878)	(29,932)
Intangibles	(12,196)	(11,514)
Pension	(9,938)	(8,232)
Defined contribution plan	(3,348)	(3,537)
Total deferred liabilities	(56,360)	(53,215)
Net deferred asset	$46,184	$14,459
Balance sheet classification:		
Deferred tax assets	33,444	32,279
Other assets	23,581	3,784
Accrued liabilities	(1,869)	(716)
Deferred income taxes	(8,972)	(20,888)
Net deferred tax asset	$46,184	$14,459

The Company considers it unlikely that a portion of tax benefit related to various state deferred tax assets will be realized. Accordingly, a $3.9 million valuation allowance has been established against these state deferred tax assets.

As of December 31, 2002, the Company had net operating loss ("NOL") carryforwards and tax credit carryforwards that will expire, if unused, as follows:

(in thousands) year of expiration NOL	Non-U.S. National NOL	U.S State NOL	U.S. State Credit	U.S. Federal Credit	Total
2003-2006	$ 1,441	$ 21,454	$ 170	$ —	$23,065
After 2006	2,891	145,321	89	5,339	153,640
Indefinite	10,806	—	1,904	—	12,710
TOTAL	$15,138	$ 166,775	$2,163	$5,339	$189,415
Deferred tax asset on tax carryforwards	$ 4,680	$ 7,878	$1,406	$5,339	$19,303

Of the total $19.3 million deferred tax asset for tax carryforwards at December 31, 2002, $16.8 million has been offset by the valuation allowance because of the uncertainty of ultimately realizing these future benefits.

The Internal Revenue Service ("IRS") has completed its examination of the Company's income tax returns for all years through 1994. In 2002, the IRS commenced its examination of the Company's income tax returns for the years 1995-1999 and years 2000 and 2001. The Company believes that adequate accruals have been provided for all open years.

Accrued Liabilities

(in thousands) December 31,	2002	2001
Employee-related expenses	$ 51,955	$ 64,074
Insurance	11,345	8,166
Warranty	12,448	11,291
Professional fees	7,189	7,615
Taxes other than income	6,367	6,026
Other	36,555	39,518
	$125,859	$136,690

Warranty Liability

The Company accrues warranty liabilities when it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

A summary of the warranty liabilities at December 31, follows:

(in thousands) December 31,	2002	2001	2000
Balance at beginning of year	$11,291	$10,899	$13,473
Add: provisions	8,419	7,092	6,371
Less: payments/deductions	(7,262)	(6,700)	(8,945)
Balance at end of year	$12,448	$11,291	$10,899

Other Liabilities

(in thousands) December 31,	2002	2001
Asbestos-related liabilities	$198,000	$ 2,400
Environmental	6,239	5,652
Insurance	3,346	3,346
Product liability	5,100	5,100
Minority interest	5,311	1,884
Other	4,424	4,529
	$222,420	$ 22,911

Research and Development

Research and development costs are expensed when incurred. These costs were approximately $46.0 million, $50.9 million and $48.3 million in 2002, 2001 and 2000, respectively. Funds received from customer-sponsored research and development projects were approximately $5.1 million, $4.7 million and $6.7 million received in 2002, 2001 and 2000, respectively, and were recorded in net sales.

Pension and Postretirement Benefits

The Company and most of its subsidiaries have defined benefit pension plans for their employees. The plans generally provide benefit payments using a formula based on length of service and final average compensation, except for some hourly employees for whom the benefits are a fixed amount per year of service. The Company's policy is to fund at least the minimum amount required by the applicable governmental regulations.

Postretirement health care and life insurance benefits are provided for certain U.S. and non-U.S. employees hired before January 1, 1990, who meet minimum age and service requirements. The Company does not pre-fund these benefits and has the right to modify or terminate the plan.

The following table sets forth the amounts recognized in the Company's balance sheet at December 31, for Company-sponsored defined benefit pension and postretirement benefit plans:

	Pension Benefits		Postretirement Benefits	
(in thousands) December 31,	2002	2001	2002	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$407,602	$315,435	$ 20,688	$18,980
Service cost	12,547	9,201	172	220
Interest cost	25,498	21,390	1,234	1,548
Plan participants' contributions	1,377	815	1,074	1,094
Amendments	825	390	—	—
Actuarial (gain) loss	(520)	11,003	(1,630)	2,789
Benefits paid	(21,189)	(16,634)	(3,016)	(3,283)
Foreign currency exchange rate loss (gain)	8,598	(4,589)	—	—
Acquisition/divestitures/ curtailment	(7,652)	70,591	184	(660)
Benefit obligation at end of year	427,086	407,602	18,706	20,688
Change in plan assets:				
Fair value of plan assets at beginning of year	487,286	434,825		
Actual return on plan assets	(46,425)	(4,983)		
Foreign currency exchange rate gain (loss)	10,980	(7,119)		
Employer contributions	215	196		
Plan participants' contributions	1,377	815		
Benefits paid	(21,189)	(16,634)		
Acquisition/divestitures	(7,652)	80,186		
Fair value of plan assets at end of year	424,592	487,286		
Funded status	(2,494)	79,684	(18,706)	(20,688)
Unrecognized actuarial loss (gain)	24,951	(55,937)	(7,172)	(6,333)
Unrecognized prior service cost	3,980	2,265	(507)	(673)
Unrecognized transition asset	(719)	(811)	—	—
Prepaid benefit/ (accrued cost)	$ 25,718	$ 25,201	$(26,385)	$(27,694)

	Pension Benefits	
(in thousands) December 31,	2002	2001
Balance sheet classification:		
Other assets	$39,061	$43,338
Accrued liabilities	(1,604)	(1,702)
Accrued pension liabilities and postretirement benefits	(11,739)	(16,435)
	$25,718	$25,201

(Dollars in thousands) December 31,	Pension Benefits 2002	2001	2000	Postretirement Benefits 2002	2001	2000
Weighted average assumptions as of December 31:						
Discount rate	6.30%	6.72%	6.98%	6.75%	7.25%	7.75%
Expected rate of return on plan assets	7.77%	8.05%	7.88%	—	—	—
Rate of compensation increase	4.00%	4.29%	4.59%	—	—	—
Components of net periodic benefit cost:						
Service cost	$ 12,667	$ 9,201	$ 9,503	$ 172	$ 220	$ 165
Interest cost	25,498	21,390	20,724	1,234	1,548	1,331
Expected rate of return on plan assets	(35,478)	(33,693)	(30,980)	—	—	—
Amortization of prior service cost	(625)	(62)	(872)	(91)	(95)	(95)
Recognized net actuarial gain	(1,615)	(1,145)	(2,003)	(675)	(550)	(786)
Net periodic cost (benefit)	$ 447	$(4,309)	$(3,628)	$ 640	$1,123	$ 615

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $18.2 million, $15.6 million, and $8.2 million, and $8.8 million, $8.5 million and $7.9 million, as of December 31, 2002 and 2001, respectively.

At December 31, 2002, substantially all plan assets were invested in listed stocks, bonds and money market funds, approximately 64%, 28% and 8%, respectively. These investments included common stock of the Company, which represents 3% of plan assets.

The Company participates in several multi-employer pension plans which provide benefits to certain employees under collective bargaining agreements. Contributions to these plans were approximately $1.2 million in 2002 and $1.1 million in 2001 and 2000, respectively.

The Company's subsidiaries ELDEC Corporation and Interpoint Corporation have a money purchase plan to provide retirement benefits for all eligible employees. The annual contribution is 5% of each eligible participant's gross compensation. The contributions were $2.0 million in 2002, 2001 and 2000.

The Company and its subsidiaries sponsor savings and investment plans that are available to eligible employees of the Company and its subsidiaries. The Company made contributions to the plans of approximately $4.2 million in 2002, $4.8 million in 2001 and $5.4 million in 2000.

For the purpose of estimating the postretirement liability, the cost of covered benefits was assumed to increase 9.0% for 2003, and then change gradually to a 4.75% increase by 2009 and remain at that level thereafter. In 2002, the cost of covered benefits was assumed to increase 8.5% for 2002, and then to change gradually to a 5.00% increase by 2007 and remain at that level thereafter.

(in thousands)	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$ 101	$ (93)
Effect on postretirement benefit obligation	1,127	(1,065)

Short-Term Financing

The weighted average interest rate for loans payable, consisting of short-term borrowings of $48.2 million and $1.4 million at December 31, 2002 and 2001, was 2.2% and 5.6%, respectively.

As of December 31, 2002, the Company had domestic unsecured, uncommitted credit lines for $115 million, of which $99.6 million was unused and available. The Company and/or its subsidiaries had foreign credit lines for approximately $47 million, of which $44.4 million was unused and available. These credit lines are typically available for borrowings up to 364 days and are renewable at the option of the lender. Included in these amounts is a contractually committed long-term line of credit with the Company's Canadian subsidiary. This facility, which permits borrowings of up to $9.5 million, was unused and available at December 31, 2002.

In addition, at December 31, 2002, the Company had a $300 million contractually committed bank credit facility under which the Company can borrow, repay or, to the extent permitted by the agreement, prepay loans and re-borrow at any time prior to the stated maturity date of November 2003. Proceeds may be used for general corporate purposes or to provide financing for acquisitions. The agreement contains certain covenants including limitations on indebtedness and liens. Borrowings of $30 million were outstanding under this agreement at year-end.

Long-Term Financing

(in thousands) December 31,	2002	2001
Crane Co.		
8.50% notes due 2004	$100,000	100,000
Original issue discount	(102)	(186)
Deferred financing costs	(86)	(154)
Fair value adjustment of interest-rate swap	1,764	—
	101,576	99,660
6.75% notes due 2006	100,000	100,000
Original issue discount	(139)	(177)
Deferred financing costs	(406)	(555)
	99,455	99,268
Credit facility – 2.28% average rate	—	101,600
Deferred financing costs	(48)	(60)
	(48)	101,540
Total Crane Co.	200,983	300,468
Subsidiaries		
Industrial revenue bonds	4,135	775
Various loans	600	1,500
Total subsidiaries	4,735	2,275
Total long-term debt	205,718	302,743
Less current portion	400	375
Long-term debt, net of current portion	$205,318	$302,368

At December 31, 2002, the principal amounts of long-term debt repayments required for the next five years are $0.4 million in 2003, $102.1 million in 2004, $0.3 million in 2005, $100.3 in 2006 and $0.2 million in 2007.

The Company has an effective shelf registration, filed on Form S-3 with the Securities and Exchange Commission, allowing it to issue, in one or more offerings, up to $300 million in either senior or subordinated debt securities, all of which remains unissued. The Company may use the net proceeds from the sale of debt securities for general corporate purposes, which may include making additions to its working capital, repaying indebtedness, making acquisitions, or for other purposes that may be described in an offering prospectus. All debt securities that may be offered from time to time will be direct, unsecured obligations of the Company.

In February 2002, the Company entered into a two-year interest-rate swap agreement with JPMorgan Chase Bank which converted $100 million of 8.5% fixed rate debt to LIBOR plus 4.985%. In October 2002, the Company closed this position. The gain of $2.2 million, included in the carrying value of debt, is being amortized as a reduction of interest expense over the remaining life of the Company's outstanding 8.5% notes due March 15, 2004.

Fair Value of Financial Instruments

The carrying value of investments, short-term debt, accounts receivable and accounts payable approximates fair value. Long-term debt rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt was $222.5 million and $313.5 million at December 31, 2002 and 2001, respectively.

The Company is a party to a contractually committed off-balance sheet chattel paper financing facility that enables its Crane Merchandising Systems operation to offer various sales support financing programs to its customers. At December 31, 2002, $30.0 million was outstanding. Recourse to the Company for all uncollectible loans made to CMS's customers by the banks under this agreement is limited to 20% of the outstanding balance per year.

Leases

The Company leases certain facilities, vehicles and equipment. Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consisted of the following at December 31, 2001:

(in thousands) December 31,	Capital Leases	Operating Leases	Minimum Sublease Income	Net
2003	$141	$10,663	$267	$10,537
2004	152	8,310	246	8,216
2005	157	6,068	123	6,102
2006	168	4,833	77	4,924
2007	178	2,655	72	2,761
Thereafter	3,116	7,522	126	10,512
Total minimum lease payments	$3,912	$40,051	$911	$43,052
Interest	(177)			
Present Value	$ 3,735			

The weighted average interest rate for capital leases is 4.75%.

Rental expense was $13.9 million, $13.7 million and $10.6 million for 2002, 2001 and 2000, respectively.

The cost of assets capitalized under leases at December 31, 2002 is as follows:

(in thousands)	
Building and improvements	$4,967
Less accumulated depreciation	(388)
	$4,579

Asbestos Liability

As of December 31, 2002, the Company was a defendant, among a number of defendants, typically over 50 and frequently in the hundreds, in cases filed in various state and federal courts alleging injury or death as a result of exposure to asbestos. Activity related to asbestos claims was as follows:

	2002	2001	2000
Beginning claims	16,180	5,460	2,434
New claims	49,429	10,985	3,123
Settlements	(11,299)	(66)	(28)
Dismissals	(272)	(199)	(69)
Ending claims	54,038	16,180	5,460

Of the 54,038 pending claims as of December 31, 2002, approximately 20,000 were filed in New York by one firm and approximately 25,000 were filed by several firms in Mississippi. These filings typically do not identify any of the Company's products as a source of asbestos exposure, and based on the Company's past experience, it is expected that a substantial majority of such New York claims will be dismissed against the Company for lack of product identification.

The gross settlement costs (before insurance recoveries and tax effects) for the Company totaled $7.3 million in 2002, including settlement of 9,040 claims brought by one group of plaintiff attorneys in Mississippi payable within the next year, $760,000 in 2001 and $480,000 in 2000. Total gross legal costs (before insurance recoveries and tax effects) incurred in connection with the claims were $4.8 million in 2002, $2.3 million in 2001 and $1.3 million in 2000. Costs per claim vary depending on a number of factors, including the nature of the alleged exposure, the injury alleged and the jurisdiction where the claim was filed. Total pre-tax cash payments by the Company for settlement and defense costs were $1.4 million in 2002, $820,000 in 2001 and $270,000 in 2000 reflecting the impact of payment terms and insurance recoveries to date.

It is the Company's accounting practice to conduct a detailed analysis of its asbestos-related liabilities quarterly or sooner if circumstances change significantly. The liability recorded for asbestos claims constitutes management's best estimate, based on the Company's experience of claims filed and defense and settlement costs for pending and reasonably anticipated future claims through 2007. For claims that will be filed beyond 2007, management believes that the level of uncertainty is too great to provide for reasonable estimation of the number of future claims, the nature of such claims, or the cost to resolve them and, accordingly, no accrual has been recorded for any costs which may be incurred beyond 2007. A long-term liability is recorded to cover the estimated cost of asbestos claims through 2007 and an asset is recorded representing the probable insurance reimbursement (approximately 40 percent of defense and settlement costs).

During the fourth quarter of 2002, the Company updated its evaluation of potential defense and settlement costs and the insurance coverage estimated to be available to cover these costs. The Company reviewed, among other things, the incidence of past and recent claims, historical and recent settlement results, the number of cases pending against it, litigation costs and asbestos litigation developments that may impact the exposure of the Company. The Company recently experienced a significant increase in the number of claims and defense and settlement costs involving asbestos-related claims. As a result, based on this historical experience, management's estimate of the future number of claims and claim costs has changed resulting in a $108 million asbestos-related claims provision after insurance recoveries ($73 million net of tax) during the fourth quarter of 2002 bringing the total provision for 2002 to $115 million ($78 million net of tax). The Company's December 31, 2002 estimated liability for asbestos-related claims before consideration of insurance recoveries was determined to be $200 million, or $120 million after insurance recoveries. As the net amount accrued at September 30, 2002 was $12 million, the additional charge of $108 million was required in the fourth quarter of 2002. Estimation of the Company's ultimate exposure for asbestos-related claims is subject to significant uncertainties, as there are multiple variables that can affect the timing, severity and quantity of claims. The Company cautions that its liability is based on assumptions with respect to future new claims, defense and settlement costs based on historical experience rates during the last few years that may not prove reliable as predictors.

The Company receives reimbursement of settlement and defense costs from its primary insurers up to the agreed available limits of the applicable policies. The Company has substantial excess coverage policies that are expected to respond to asbestos claims as settlements and other payments exhaust the primary policies, but there is no cost sharing or allocation agreement yet in place with the excess insurers. The same factors that affect developing estimates of probable defense and settlement costs for asbestos-related liabilities also affect estimates of the probable insurance reimbursement, as do a number of additional factors. These additional factors include the financial viability of the insurance companies, the method in which losses will be allocated to the various insurance policies and the years covered by those policies, how legal and defense costs will be covered by the insurance policies and interpretation of the effect on coverage of various policy terms and limits and their interrelationships.

The Company determined it is probable that approximately 40%, or $80 million, of the estimated $200 million gross liability at December 31, 2002 will be paid by the Company's insurers. This determination was made after considering the terms of the available insurance coverage, the financial viability of the insurance companies, the status of negotiations with its insurers and consulting with legal counsel. This insurance receivable has been recorded in other long-term assets as of December 31, 2002.

Since many uncertainties exist surrounding asbestos litigation, the Company will continue to evaluate its asbestos-related estimated liability and corresponding estimated insurance reimbursement as well as the underlying assumptions used to derive these amounts. These uncertainties may result in the Company incurring future charges to operations to adjust the carrying value of recorded liabilities and assets, particularly if escalation in the number of claims and defense and settlement costs occurs; however, the Company is currently unable to estimate such future changes. Although the resolution of these claims is anticipated to take many years, amounts recorded for the liability under generally accepted accounting principles are not discounted, and the effect on results of operations, cash flow and financial position in any given period from a revision to these estimates could be material.

Other Contingencies

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims including proceedings under laws and regulations related to environmental, warranty and other matters. Such matters are subject to many uncertainties and outcomes that are not predictable with assurance. However, the Company believes that after final disposition, any monetary liability or financial impact beyond that provided for at December 31, 2002 will not have a material effect on the Company's results of operations, cash flow or financial position.

The Company has established insurance programs to cover product and general liability losses. These programs have deductible amounts of $5 million per claim and $10 million aggregate per policy year before coverage begins, with the exception of aircraft products, and non-U.S. claims which have first-dollar coverage. The Company does not deem its deductible exposure to be material.

The Company continues to be involved in various remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation cost was $11.1 million at December 31, 2002 which was fully accrued. In certain of these actions, the Company is one of several potentially responsible parties ("PRPs"). As a PRP, the Company could be liable for all clean-up costs despite the involvement of other PRPs. Given the financial stability of the other PRPs, the Company believes this is unlikely, and the accrual represents management's best estimate, based on current facts and circumstances, with respect to the ultimate liability that will be apportioned to the Company. The Company spent $2.8 million on environmental costs in 2002 and expects to pay remediation costs of approximately $4.8 million in 2003. The annual level of future remediation expenditures is difficult to estimate because of the many uncertainties relating to conditions of individual sites as well as uncertainties about the status of environmental laws and regulations and developments in remedial technology. In addition, the Company is a minor or de minimis PRP at certain third-party environmental remediation sites where remediation obligations are joint and several, and the Company, as part of its estimate of potential liability, periodically reviews whether the major PRPs have the ability to fulfill their portion of such remediation obligations. The Company is not aware of any significant additional liability that would result from the inability of other PRPs to fulfill their obligations. Overall, the Company's liability for the required remedial actions being implemented or engineered is not expected to be material.

Acquisitions, Divestitures and Investments

During 2002, the Company completed seven acquisitions at a total cost of $82.2 million. Preliminary estimates of goodwill for the 2002 acquisitions amounted to $55.6 million. Final purchase price allocations will be completed during 2003.

In May 2002, the Company acquired the Lasco Composites business from Tomkins Industries, Inc. Lasco is a manufacturer of fiberglass reinforced plastic panels with annual sales of approximately $40 million. This acquisition will further expand Crane's product offerings in the transportation, building products and recreational vehicle markets and will provide an entry into the industrial market, where the Company's Kemlite business currently has a small presence. The total purchase price was approximately $44 million in an all-cash transaction. The resulting goodwill will be deductible for tax purposes.

During July 2002, Crane acquired the Corva Corporation, which was a privately held company. Corva is a distributor of valves and actuators with annual sales of approximately $12 million.

In November 2002, the Company acquired all of the outstanding shares of General Technology Corporation from an employee stock ownership plan trust for a purchase price of $25 million in cash and assumed debt. General Technology provides high-reliability customized contract manufacturing services and products focused on military and defense applications. Based in Albuquerque, New Mexico, General Technology services include the assembly and testing of printed circuit boards, electro-mechanical devices, customized integrated systems cables and wire harnesses. General Technology will be integrated into the Aerospace segment.

The Company completed the following additional acquisitions in 2002, Trinity Airweighs, Kavey Water Products and Qualis Incorporated. In addition, the Company entered into a 70% owned joint venture in China furthering its low-cost pump manufacturing capabilities.

In September 2002, Crane sold its CorTec unit for approximately $3 million. CorTec manufactures fiberglass reinforced plastic plywood panels primarily for use in truck and trailer sidewalls.

During 2001, the Company completed acquisitions with a total purchase price aggregating $191 million. Goodwill for these acquisitions amounted to $67.9 million. In February 2001, the Company acquired Ventech Controls, Inc. located in Houston, Texas. This valve repair business provides both shop repair and remanufacture of control valves and instruments. The acquisition of Ventech significantly enhances Crane Valve Services' capabilities in the Houston market, the largest valve service market in North America. Also in February 2001, the Company acquired the fiberglass reinforced panel business of UK-based Laminated Profiles Ltd. as part of its strategic initiative to penetrate the European transportation and recreational vehicle markets. This acquisition provides the Company's Kemlite subsidiary with a quality manufacturing facility, an established distribution system and an enhanced market position in Europe.

On April 1, 2001, the Company acquired the Industrial Flow Group of Alfa Laval Holding AB (renamed Crane Process Flow Technologies) which includes the Saunders brand of diaphragm valves manufactured in the UK and India and the DEPA brand of air operated diaphragm pumps manufactured in Germany. Crane Process Flow Technologies focuses on the development, production and distribution of valves, pumps and related components in high value-added applications.

On June 29, 2001, the Company acquired the Xomox valve business from Emerson Electric for $145 million. Xomox supplies high-end, application-driven sleeved-plug valves, lined valves, high performance butterfly valves, and actuators to the chemical, petrochemical, pharmaceutical and other process industries. Xomox has major manufacturing facilities in Ohio, Mexico, Germany and Hungary, and operates many service centers in the Americas, Europe and Asia. In addition, Xomox holds a 49% interest in an Indian joint venture that manufactures and markets plug valves for the Indian and international markets. The Xomox acquisition brings global brand names with strong market positions that are complementary to the Company's existing product lines.

During the third quarter of 2001, the Company acquired the aerospace hose product line of Teleflex Fluid Systems and Resistoflex GmbH. AeroHose, based in Lantana, Florida, is a leading supplier of Teflon® braided high pressure hose assemblies utilized in both commercial and military aircraft as well as ground support systems. AeroHose products are complementary in technology and application to those of Crane's Resistoflex division in Jacksonville, Florida. Resistoflex GmbH, based in Germany, is a leading manufacturer of Teflon®-lined steel piping products serving chemical and pharmaceutical markets in Europe. This acquisition provides Resistoflex with European-based manufacturing operations to complement its facilities in North America and Asia enhancing its capabilities to serve its customers in the chemical processing industry worldwide.

In September 2001, the Company sold Powers Process Controls for its carrying value. The Company also sold its Canadian Plumbing business recording an after-tax loss of approximately $8.5 million. Proceeds from the sale of the businesses were approximately $20 million.

During the third quarter of 2001, Crane and Emerson Electric Co. announced the formation of a joint venture involving Emerson's Commercial Cam unit and Crane's Ferguson business unit. Emerson and Crane contributed their respective operations into a new company, Industrial Motion Control Holdings, LLC. Crane also contributed $12 million of cash into the venture. The joint venture is being accounted for on the equity basis and the investment, which was $19.6 million at year-end 2001, is included in other assets on the consolidated balance sheet.

During 2000, the Company completed two acquisitions at a total cost of $11.9 million. In March, the Company acquired Streamware Corporation, a privately-held company based in Norwood, Massachusetts, and a leading provider of business management software and market analysis tools for the vending and food service industry. In December, the Company acquired the assets of the Valve Repair Division of Groth Corporation which will make it possible to expand into safety valve testing and repair in the key Houston, Texas, market. Goodwill for these two acquisitions amounted to $8.5 million.

In May 2000, the Company sold its interest in Powec AS, a Norwegian manufacturer of power supplies for the telecommunications industry. In addition, the Company's wholly-owned ELDEC Corporation subsidiary sold its related telecommunications power supply product line to the same company. Total consideration for both businesses was $45.6 million. The Company accounted for its investment in Powec AS using the equity method.

All acquisitions were accounted for by the purchase method. The results of operations for all acquisitions have been included in the financial statements from their respective dates of purchase.

Pro forma amounts for 2002 and 2000 acquisitions were not presented because their impact on results of operations was not material. For the 2001 acquisitions, the following unaudited pro forma financial information presents the combined results of operations of the Company as if the acquisitions had taken place at the beginning of the year. The pro forma amounts give effect to certain adjustments, including the amortization of goodwill and intangibles, increased interest expense and income tax effects. This pro forma information does not necessarily reflect the results of operations as they would have been if the businesses had been managed by the Company during these periods and is not indicative of results that may be obtained in the future. Pro forma 2001 results are as follows: net sales revenue of $1.68 billion, net income of $90.1 million and diluted net income per share of $1.49.

Preferred Share Purchase Rights

On June 27, 1998, the Company adopted a Shareholder Rights Plan to replace the existing Plan which expired on that date. The Company distributed one preferred share purchase right for each outstanding share of common stock. The preferred rights were not exercisable when granted and may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's common stock by a person or affiliated persons. Depending upon the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the Company's Series A Junior Participating Preferred Stock, or shares of common stock of the acquiring person. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to preferential rights regarding dividend and liquidation payments, voting power and, in the event of any merger, consolidation or other transaction in which common shares are exchanged, a preferential exchange rate. The rights will remain in existence until June 27, 2008, unless they are earlier terminated, exercised or redeemed. The Company has authorized five million shares of $.01 par value preferred stock, of which 500,000 shares have been designated as Series A Junior Participating Preferred Stock.

Stock-Based Compensation Plans

The Company has two stock-based compensation plans: the Stock Incentive Plan and the Non-Employee Director Stock Compensation Plan. In accounting for its stock-based compensation plans, the Company applies the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. No stock-based employee compensation expense is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense recognized for its restricted stock awards was $3.6 million in 2002 and $7.2 million in 2001, while the net reversal of previously recorded compensation expense was $2.3 million in 2000. The 2001 expense includes $6.1 million related to the accelerated vesting of Chairman R.S. Evans' awards. The pro forma net income and earnings per share listed below reflect the impact of measuring compensation expense for options granted in 2002, 2001 and 2000 in accordance with the fair-value-based method prescribed by SFAS 123, "Accounting for Stock-Based Compensation." These amounts may not be representative of future years' amounts, as options vest over a three-year period and, generally, additional awards are made each year.

(in thousands except per share data)	2002	2001	2000
Net (loss) income as reported	$ (11,448)	$ 88,620	$123,729
Less: Compensation expense determined under fair value based method for all awards, net of tax effects	(5,162)	(6,062)	(6,656)
Pro forma	(16,610)	82,558	117,073
Net income per share			
Basic as reported	(0.19)	1.48	2.03
Pro forma	(0.28)	1.38	1.92
Diluted as reported	(0.19)	1.47	2.02
Pro forma	(0.28)	1.37	1.91

The weighted average fair value of options granted was $6.42 per share in 2002, $7.64 per share in 2001 and $5.91 per share in 2000. These estimates were based on the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	1.72%	1.48%	2.00%
Volatility	27.97%	27.02%	26.46%
Risk-free interest rates	4.67%	4.89%	6.64%
Expected lives in years	5.23	5.11	5.11

Options are granted under the Stock Incentive Plan to officers and other key employees and directors at an exercise price equal to the fair market value of the shares on the date of grant. Options become exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant and expire ten years after the date of grant.

A summary of stock option activity follows:

(Shares in thousands)	Number of Shares	Weighted Average Exercise Price
2000		
Options outstanding at beginning of year	5,137	$22.36
Granted	1,134	20.46
Exercised	(797)	15.52
Canceled	(532)	27.07
Options outstanding at end of year	4,942	22.52
Options exercisable at end of year	3,045	22.48
2001		
Granted	1,353	27.10
Exercised	(542)	16.20
Canceled	(408)	29.14
Options outstanding at end of year	5,345	23.75
Options exercisable at end of year	3,288	23.01
2002		
Granted	1,186	23.35
Exercised	(252)	17.06
Canceled	(236)	26.32
Options outstanding at end of year	6,043	23.85
Options exercisable at end of year	4,121	23.65

A summary of information regarding stock options outstanding at December 31, 2002, follows:

(Shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$26.78-33.54	2,082	7.03	$29.57	1,435	$30.68
22.48-23.69	1,271	8.70	$23.28	155	$23.51
16.96-21.96	2,436	5.99	$23.07	2,277	$20.42
10.45-14.12	254	.19	$12.88	254	$12.88

The Stock Incentive Plan also provides for awards of restricted common stock to officers and other key employees, subject to risk of forfeiture restrictions which lapse over time or upon certain performance objectives. The Company awarded 109,809 restricted shares with a weighted average fair value of $23.51 in 2002. As of December 31, 2002, there were available for future awards a total of 209,691 shares.

Under the Non-Employee Director Stock Compensation Plan, directors who are not full-time employees of the Company receive the portion of their annual retainer that exceeds $15,000 in shares of common stock. The shares are issued each year after the Company's annual meeting, are forfeitable if the director ceases to remain a director until the Company's next annual meeting and may not be sold for a period of five years or until the director leaves the Board. Also under this plan, at the date of the annual meeting, each non-employee director is granted an option to purchase 2,000 shares of common stock at an exercise price equal to the fair market value of the shares on the date of grant exercisable at a rate of 50% after the first year, 75% after the second year and 100% after the third year from the date of grant, expiring ten years after the date of grant. For 2002, the non-employee directors received an aggregate of 14,000 shares with a weighted average fair value of $28.38. Upon the adoption of this plan in 2000, each non-employee director received a grant of options to purchase common stock with an aggregate value, determined on the basis of the Black-Scholes method, equal to his accrued benefit under a retirement plan for non-employee directors which was terminated. One director elected to remain in the retirement plan and does not receive options under the new plan.

Segment Information

The Company's segments are reported on the same basis used internally for evaluating segment performance and for allocating resources. At the end of 2002, the Company changed its organizational structure relating to Resistoflex, the most significant component of which is now managed in the Fluid Handling segment. The remaining component is included in the Aerospace segment. All prior year segment information has been reclassified to reflect this change. In addition, segment information has been reclassified to reflect goodwill amortization in prior years as a Corporate reconciling item for segment comparability purposes.

The Company has five reporting segments: Aerospace, Engineered Materials, Merchandising Systems, Fluid Handling and Controls.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Information by reporting segments follows:

(in thousands)	2002	2001	2000
Aerospace			
Net sales — outside	$340,762	$406,040	$355,829
Net sales — intersegment	—	—	—
Operating profit before goodwill amortization	70,698	100,854	87,939
Goodwill amortization	—	2,742	2,809
Operating profits	70,698	98,112	85,130
Assets	261,630	261,444	263,505
Capital expenditures	8,670	10,402	9,155
Depreciation and amortization	11,587	14,579	13,560
Engineered Materials			
Net sales — outside	$233,180	$232,762	$282,891
Net sales — intersegment	—	1,506	2,018
Operating profit before goodwill amortization	44,366	32,983	45,091
Goodwill amortization	—	5,838	5,716
Operating profits	44,366	27,145	39,375
Assets	191,038	159,654	190,017
Capital expenditures	1,079	1,460	3,299
Depreciation and amortization	5,164	11,848	11,658
Merchandising Systems			
Net sales — outside	$161,901	$216,377	$220,557
Net sales — intersegment	19	—	—
Operating profit before goodwill amortization	7,186	28,432	34,042
Goodwill amortization	—	2,840	2,758
Operating profits	7,186	25,592	31,284
Assets	114,582	139,615	159,912
Capital expenditures	4,124	5,872	6,182
Depreciation and amortization	6,846	9,275	8,977
Fluid Handling			
Net sales — outside	$715,806	$630,848	$511,107
Net sales — intersegment	23	13	37
Operating profit before goodwill amortization	53,688	49,041	44,160
Goodwill amortization	—	4,744	3,752
Operating profits	53,688	44,297	40,408
Assets	599,474	581,943	342,562
Capital expenditures	10,500	13,148	8,527
Depreciation and amortization	18,663	19,886	15,223
Controls			
Net sales — outside	$64,698	$101,153	$120,806
Net sales — intersegment	61	744	1,083
Operating profit (loss) before goodwill amortization	4,815	3,929	(260)
Goodwill amortization	—	1,897	1,879
Operating profits	4,815	2,032	(2,139)
Assets	52,500	73,798	117,955
Capital expenditures	1,052	1,166	2,128
Depreciation and amortization	2,501	6,100	6,619

(in thousands)	2002	2001	2000
Consolidated net sales			
Reporting segments	$1,516,450	$1,589,443	$1,494,328
Intersegment elimination	(103)	(2,263)	(3,138)
TOTAL NET SALES	$1,516,347	$1,587,180	$1,491,190
Operating profit			
Reporting segments	$ 180,753	$ 215,239	$ 210,972
Corporate – before asbestos	(25,797)	(23,278)	(10,092)
Corporate – asbestos charges	(115,285)	(2,216)	—
Goodwill amortization	—	(18,061)	(16,914)
Intersegment elimination	—	—	60
TOTAL OPERATING PROFIT	$ 39,671	$ 171,684	$ 184,026
Assets			
Reporting segments	$1,219,224	$1,216,454	$1,073,951
Corporate	194,472	75,661	69,900
TOTAL ASSETS	$1,413,696	$1,292,115	$1,143,851
Capital expenditures			
Reporting segments	$ 25,425	$ 32,048	$ 29,291
Corporate	71	96	686
TOTAL CAPITAL EXPENDITURES	$ 25,496	$ 32,144	$ 29,977
Depreciation and amortization			
Reporting segments	$ 44,761	$ 61,688	$ 56,037
Corporate	5,029	12,922	(756)
TOTAL DEPRECIATION AND AMORTIZATION	$ 49,790	$ 74,610	$ 55,281

Information by geographic segments follows:

(in thousands)	2002	2001	2000
Net sales			
United States	$ 869,390	$ 931,684	$ 950,320
Canada	163,338	184,505	207,089
Europe	330,013	328,773	222,992
Other international	153,606	142,218	110,789
TOTAL NET SALES	$1,516,347	$1,587,180	$1,491,190
Operating profit (loss)			
United States	$ 112,452	$ 127,179	$ 152,110
Canada	18,199	15,035	14,353
Europe	33,049	54,551	31,674
Other international	17,053	18,474	12,895
Corporate	(141,082)	(25,494)	(10,092)
Goodwill amortization	—	(18,061)	(16,914)
TOTAL OPERATING PROFIT	$ 39,671	$ 171,684	$ 184,026
Assets			
United States	$ 786,994	$ 829,594	$ 835,352
Canada	62,421	61,092	81,672
Europe	334,603	298,093	138,232
Other international	35,206	27,675	18,695
Corporate	194,472	75,661	69,900
TOTAL ASSETS	$1,413,696	$ 1,292,115	$1,143,851

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Crane Co. and subsidiaries have been prepared by management in conformity with accounting principles generally accepted in the United States of America and, in the judgment of management, present fairly and consistently the Company's financial position and results of operations and cash flows. These statements by necessity include amounts that are based on management's best estimates and judgments and give due consideration to materiality.

The accounting systems and internal accounting controls of the Company are designed to provide reasonable assurance that the financial records are reliable for preparing consolidated financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. In addition, the Company's internal audit department systematically reviews the adequacy and effectiveness of the controls and reports thereon. The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, whose report appears on this page. The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management and with the Company's internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting control and the nature, extent and results of their audits. The Company's internal auditors and independent auditors have free access to the Audit Committee

Eric C. Fast

Eric C. Fast
President, Chief Executive Officer and
Acting Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche

To the Shareholders of Crane Co.

We have audited the accompanying consolidated balance sheets of Crane Co. and its subsidiaries ("the Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and changes in common shareholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crane Co. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the consolidated financial statements, as of January 1, 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets".

Deloitte + Touche LLP

Stamford, Connecticut
JANUARY 21, 2003

Aerospace

(dollars in millions)	2001 *	2000 *
Net sales	$406.0	$355.8
Operating profit	100.9	87.9
Gross margin	45.0%	44.5%
Operating margin	24.8%	24.7%

**Reclassified for goodwill amortization and to include the movement of Resistoflex-Aerospace from Engineered Materials (see segment information on page 38).*

Despite the impact of the events of September 11, net sales and operating profit at Crane Aerospace rose 14% and 15%, respectively, in 2001, representing slight margin improvement. Aerospace remained Crane's largest profit contributor, representing 26% of the Company's net sales and 59% of operating profit.

The events of September 11 had a significant impact on commercial aerospace. Orders for new aircraft were reduced or canceled, passenger revenues declined sharply and airlines rapidly reduced the size of their fleets. Aftermarket spares orders were dramatically reduced, causing order backlog to fall 30% at the end of the fourth quarter from the September level.

Following the events of September 11, Hydro-Aire/Lear Romec and ELDEC took aggressive actions to reduce costs and to resize the business. In the fourth quarter, the work force of those businesses was reduced 13% and severance costs of $1.9 million were incurred. Facing the downturn in commercial aircraft production levels, Crane Aerospace intensified its research and development focus on safety and reduced cost of ownership. These activities were directed at retrofit applications to address the installed base of approximately 13,000 aircraft.

ELDEC recorded a 4% operating profit gain on a 9% increase in net sales, maintaining strong profitability despite new program investments, in part, through cost-reducing operational excellence initiatives. Working with Hamilton-Sundstrand, ELDEC developed electrical system products for two regional jet families—the Embraer 170-190 and the Fairchild-Dornier 728-928. ELDEC also developed new proximity sensing electronics for the Boeing 777, was selected to provide a flap skew detection system for the Bombardier CRJ-200 regional jet and won flowmeter and pressure transducer business on the Pratt & Whitney 6000 and Rolls-Royce Trent 900 jet engines. ELDEC was awarded positions on the Cessna Sovereign and Sikorsky S-92 programs. ELDEC received Boeing's coveted Q100 Supplier Quality Recognition Award and was named Sub-Contract Supplier of the Year by Rockwell-Collins.

Hydro-Aire acquired Lear Romec in an internal acquisition during the year. Net sales of the combined businesses increased 10% from the prior year level, operating profit increased 3%. Operating margins declined slightly in 2001 due primarily to new program development costs.

Hydro-Aire maintained its leading world market share in antiskid brake control systems, with strong showings in the commercial, regional, business and military markets.

Hydro-Aire has brake control systems on every Boeing aircraft, and a 75% market share in ongoing military programs, including the F/A-18 E/F, the C-130J and the C-17. Hydro-Aire has fuel pumps on 65% of all Boeing planes and holds a 30% share of the commercial market.

The government's award of the Joint Strike Fighter (JSF) contract to Lockheed Martin was a major event for Hydro-Aire, as they will supply the brake controls. The JSF program may involve over 3,000 aircraft for the U.S. and Great Britain, although production will not begin until 2008. New and derivative brake controls are being sold to unmanned aircraft and retrofit military markets, with production expected after 2002. Through its pursuit of operational excellence initiatives, Hydro-Aire achieved identifiable new cost savings of over $5 million in 2001, a slightly larger gain than in 2000.

Lear-Romec was awarded the lube and scavenge pump contract for the Rolls-Royce lift fan for the JSF program. Application engineering will begin in 2002 and production in 2006. The business's research and development efforts are focused on four areas: lighter-weight pumps, extension of vane pump technology to high-pressure applications, variable frequency A.C. motors for fuel pumps, and cost reduction efforts on the Rolls Royce Trent 700/800 engine series.

Resistoflex operating profits were up by 4% in a post-September 11th commercial aerospace market.

Future prospects for Resistoflex were improved by an acquisition made during the year. In September, the Company acquired AeroHose, a manufacturer of high pressure, plastic-lined hoses used mainly in military aircraft. AeroHose products complement Resistoflex's aerospace tube and fitting business and was consolidated into the existing Jacksonville facility in the first quarter of 2002.

A high point of 2001 was the turnaround performance of Interpoint, a manufacturer of power supplies and microelectronic assemblies. Under new leadership at Interpoint, a strong team was established that revitalized the company. Interpoint progressed from an operating loss of $4 million in 2000 to an operating profit of $5 million in 2001 on higher net sales, largely due to the implementation of operational excellence processes and lean manufacturing principles. Interpoint has established a mixed technology and volume automated production cell providing customers with a "one-stop-shopping" solution for their microelectronic needs. The uniqueness of this manufacturing technology enables Interpoint to combine both hybrid and surface-mount capabilities (including flip chip, ball grid arrays, and chip scale packages) in a single in-line assembly process, with the flexibility and speed to handle a wide range of volume requirements.

Engineered Materials

(dollars in millions)	2001*	2000*
Net sales	$234.3	$284.9
Operating profit	33.0	45.1
Gross margin	23.7%	24.9%
Operating margin	14.1%	15.8%

**Reclassified for goodwill amortization and to reflect the movement of Resistoflex to Aerospace and Fluid Handling (see segment information on page 38).*

Net sales, operating profits and margins declined in Engineered Materials in 2001 primarily because of lower net sales to depressed transportation and chemical process markets.

Engineered Materials net sales of $234.3 million were down 18% from $284.9 million in 2000, while operating profits slid 27% from $45.1 million to $33.0 million. Operating margins were 14.1% versus 15.8%. Net sales at Kemlite were enhanced by acquisitions. Kemlite outperformed their markets and essentially maintained their strong market position.

Kemlite, the largest business in the segment, had net sales and operating profit declines of 15% and 28%, respectively, in 2001. Operating margins remained strong in the mid-term as aggressive cost reductions and improved operating efficiencies partially offset the impact of extremely weak end markets. Net sales of its fiberglass-reinforced plastic ("FRP") panels and translucent roofs for truck trailers were down sharply but less than the market which fell by 50% from 200,000 units in 2000 to 100,000 units in 2001. Net sales of FRP panels for recreational vehicles ("RV") declined in line with the overall market which was down 13%. Net sales of building products, including Kemlite's Sequentia brands, were down modestly from the prior year level. Kemlite's international net sales were also down on reduced purchases by several major customers, partially offset by stronger European and Canadian net sales.

Kemlite's $6 million acquisition of Laminated Profiles (renamed Kemlite Ltd.), a continuous panel FRP producer based in the United Kingdom, in February 2001, gave the company an important foothold in Europe. Kemlite Ltd. serves transportation and RV markets mainly within the U.K. and added $7 million to 2001 net sales.

In an internal acquisition, Cor Tec became part of Kemlite in 2001. Facing depressed markets, both companies downsized their work forces by mid-year and focused on reducing operating costs to strengthen margins. To improve efficiencies, Kemlite conducted several Kaizen events and expanded its operational excellence program, surpassing its cost savings goals in 2001. In addition, the entire management staff participated in lean manufacturing training in 2001.

As part of Crane's effort to merge or divest non-core marginal or unprofitable businesses, Crane Plumbing was sold in October 2001 at an after-tax loss of $8.5 million. Crane Plumbing operated at a $1.5 million loss in 2001 on net sales of $28.5 million. Engineered Materials operating margin without Plumbing was 16.8% in 2001.

Merchandising Systems

(dollars in millions)	2001*	2000*
Net sales	$216.4	$220.6
Operating profit	28.4	34.0
Gross margin	33.9%	34.3%
Operating margin	13.1 %	15.4%

**Reclassified for goodwill amortization (see segment information on page 38).*

Merchandising Systems recorded slightly lower net sales and a 16% decline in operating profit as strong results at National Rejectors, Inc. (NRI) were more than offset by a sharp decline at Crane Merchandising Systems (CMS). Combined net sales declined 2% to $216.4 million, compared with $220.6 million in 2000. Operating profit decreased from $34.0 million in 2000 to $28.4 million in 2001. Operating margins declined from 15.4% in 2000 to 13.1%.

The success story in 2001 was the performance of German-based NRI, Crane's manufacturer of coin-changing and coin-validation devices. In the year prior to the January 2002 introduction of Euro coins, net sales of NRI's new Euro-capable devices escalated dramatically as vending operators sought to equip their machines for the new Euro coins. Net sales rose 80% in 2001, while operating profit rose 167%, with exceptionally strong margins. Once the initial strong demand for its Euro-capable electronic devices was met, orders fell sharply and NRI reduced its production and work force as planned.

Crane Merchandising Systems faced difficult markets throughout 2001, both domestically and internationally, for its coffee, food and snack-vending machines. As the U.S. economy slowed, layoffs increased at offices and factories where the bulk of vending machines are installed. Vending operators pulled machines out of service and scaled back orders for new ones. European net sales, mainly in the U.K., held up through mid-year, but began to weaken as these economies softened in the second half of 2001. As a result, Crane Merchandising Systems net sales declined 22% in 2001 from the prior year level and the business essentially broke even at the operating profit line.

During the year, management took aggressive actions to cut operating costs and optimize invested capital. CMS focused on core products and strategically eliminated expenses for efforts devoted to non-core programs. Overall, Crane Merchandising Systems downsized the work force by 15% in 2001 and rationalized non-core products. These actions cost the company approximately $3.2 million in operating profit during the year.

At the St. Louis manufacturing facility, lean enterprise systems to increase manufacturing efficiency and reduce inventories were implemented. Significant effort in training and execution of the new lean enterprise concepts led to a 25% inventory reduction. More importantly, St. Louis manufacturing operations improved quality, increased on-time delivery to 98% and reduced product lead times to less than eight days.

Fluid Handling

(dollars in millions)	2001*	2000*
Net sales	$630.9	$511.1
Operating profit	49.0	44.2
Gross margin	26.8%	25.6%
Operating margin	7.8%	8.6%

**Reclassified for goodwill amortization and to include the movement of Resistoflex-Industrial Products from Engineered Materials (see segment information on page 38).*

Net sales of Fluid Handling products increased 23% while operating profit rose 11% in 2001 primarily as a result of the strategic acquisition of two valve companies. In 2001, Xomox and Crane Process Flow Technologies were acquired for $180 million. These and two other smaller acquisitions provided incremental net sales and operating profit of $125 million and $7.6 million, respectively. These acquisitions strengthen Fluid Handling's position in the global valve industry through increased product offerings and selling channels significantly expanding overall market reach.

Fluid Handling net sales, excluding acquisitions, were flat in 2001 versus the prior year as organic growth in valve net sales of 5% was offset by lower pump shipments and slightly lower net sales at Crane Supply. The increase in valve shipments in 2001 reflects strong demand from longer-cycle power generation and marine markets and higher revenue from valve services. This was partially offset by extremely weak demand in Crane's short-cycle valve businesses which sell through distribution and serve the chemical process and the general industrial markets.

For the year, operating profit remained flat, excluding the incremental profits from the acquisitions. Fluid Handling operating profit in 2001 was negatively impacted by $6 million in costs for workforce reductions, product line rationalizations and a plant consolidation. Operating margin, excluding these cost reduction initiatives, improved to 8.7% of net sales in 2001 versus 8.6% in 2000. Valve operating margin, excluding the cost reduction initiatives of $3.7 million, improved to 8.7% of net sales in 2001 compared to 6.5% in 2000 as a result of improved operating efficiencies and lower-cost product sourcing initiatives.

Crane's business model calls for a global supply chain strategy across all its valve brands. In pursuit of this, valve production will continue to be shifted to lower-cost sources where we control product design and quality. The acquisition of Xomox and Crane Process Flow brought three new low-cost facilities under Crane control, two in India and one in Hungary. These facilities which manufacture plug, diaphragm and quarter turn butterfly valves complement Crane's existing two facilities in China which manufacture iron and steel valves.

In addition, this business model will leverage the strong international net sales organizations, premium brand recognition and technology leadership in corrosive fluid handling and sanitary valve design of the Xomox and Crane Process Flow acquisition.

Continuing improvement of operating margins through cost cutting and increased operating efficiency, toward a long-term goal of 12%, is a principal objective of lean manufacturing initiatives. Key operational excellence metrics have improved significantly as a result of the leadership and initiatives of lean black belts trained in Six Sigma analytical techniques. For example, at Washington, Iowa, where Crane manufactures iron valves, on-time delivery improved from 74% to 93% over the two years ended December 31, 2001, while lead time decreased from three weeks to two. At the Brantford, Ontario facility, on-time delivery for bronze valves improved to 97%, lead time declined to six weeks, and inventory turns improved from 1.7 to 2.9 over the twelve month period ended December 31, 2001. Crane is targeting comparable improvements at Xomox and Crane Process Flow plants.

At Crane Pumps & Systems, markets softened throughout 2001. Net sales were off by 10% as a result of weakness in the general industrial market. Operating profit and margin were down significantly reflecting the net sales decline as well as work force reductions and a plant consolidation which negatively impacted operating profits by $2.3 million in 2001. These actions reduced headcount by 14% in 2001. Crane Pumps & Systems also combined seven net sales forces for its various brands into two and plans to expand its sourcing of lower-cost components and finished product from China.

Crane Supply, a Canada-based distributor of pipe, valves and fittings, had a slight decline in net sales in 2001 while operating profit was 12% below prior year levels. Overall operating margin remained at 7% of net sales.

Resistoflex operating profits were down by 30% in an extremely weak chemical process market. Operating margins were in the mid-teens and should rebound as chemical process markets recover.

Future prospects for Resistoflex were improved by an acquisitions made during the year. In July, the company acquired its German licensee, Resistoflex GmbH, gaining a solid position in Europe. The European operation is working closely with the recently acquired Xomox which makes plastic-lined valves that complement Resistoflex's products. Resistoflex now has manufacturing facilities in the U.S., Europe and Singapore. In addition, the Singapore unit has set up a wholly-owned business in China to sell to that country's fast-growing chemical process industry.

Resistoflex maintained a sharp focus on operational improvements to reduce costs and improve margins positioning itself for rapid growth when markets turn. Operational excellence initiatives and a focus on key metrics helped to improve on-time delivery, quality and lead times.

Controls

(dollars in millions)	2001 *	2000 *
Net sales	$101.9	$121.9
Operating profit	3.9	(0.3)
Gross margin	35.1%	31.0%
Operating margin	3.9%	(0.2)%

**Reclassifed for goodwill amortization (see segment information on page 38).*

Net sales declined by 16% while operating profit and margins improved in Controls during 2001. This reflects the impact of the 2001 disposition of two non-core businesses and an improvement at Azonix/Dynalco.

Crane took a number of strategic actions in 2001 to improve Controls, which has faced flat-to-lower net sales and declining profits and margins in recent years. The Ferguson business was contributed to a joint venture and Powers Process Controls was sold. Aggregate net sales for these two businesses were $33 million in 2001.

In September 2001, the Company and Emerson Electric Co. announced the formation of a joint venture involving Emerson's Commercial Cam Co. unit and the Company's Ferguson business. The Company and Emerson contributed their respective operations into a new company, Industrial Motion Control Holding, LLC. Crane also contributed $12 million of cash into this joint venture, which is accounted for under the equity method of accounting by Crane. Market related synergies and facility rationalization are expected to improve the business model for the Company's Ferguson investment going forward. Improved pricing and cost-reduction efforts reduced losses at Ferguson's operations for the nine month period before the start of the joint venture to $2.1 million, compared with a full-year loss of $4.8 million in 2000.

Powers Process Controls, a marginally profitable business with no potential linkages with other Crane businesses, was sold at book value to a strategic buyer during 2001.

Barksdale, a leader in ride-leveling air suspension valves for heavy trucks and trailers and in blowout prevention valves used in oil and gas exploration, saw net sales decline by 9% as its principal markets, transportation, oil and gas exploration and general industrial, all weakened.

Operating profits at Barksdale dropped 31% due to the lower volume and lower margins that reflect expenses for severance and costs of product rationalization programs. During the year, Barksdale has made operational improvements which are expected to benefit future performance. These include improvements in customer metrics for on-time delivery and lead-time.

In addition, the company realigned its sales organization to a market-focused distribution approach. At the end of 2001, Barksdale launched a new pressure valve for the transportation industry to be shipped in early 2002.

In 2001, Azonix and Dynalco were combined in an "internal acquisition" under common leadership. While Azonix/Dynalco net sales revenue was flat, operating profits more than doubled during 2001. These results reflect the benefits of consolidation, rigorous cost controls and favorable product mix. An increase in net sales was achieved on strong military orders and improving oil and gas industry orders for human machine interface displays and controls for hazardous environments, a market the company dominates. However, this was offset by a slight net sales decline on engine instruments and controls as well as diagnostic equipment, despite a strong fourth quarter.

Integration of the two management teams enabled the companies to leverage core competencies to make operations more efficient and strengthen market presence, particularly in the important oil and gas markets. Consolidation of the sales and marketing organizations improved market coverage, customer focus and use of resources. Significant gains were made in the key operational excellence metrics of on-time delivery, lead time and quality while continued product innovation set the stage for future growth.

Corporate

(dollars in millions)	2001	2000
Corporate charges	$ (25.4)	$ (10.1)
Interest income	1.1	0.8
Interest expense	(21.2)	(21.6)
Miscellaneous — net	(15.7)	27.1
Effective tax rate on income	34.8%	35.0%

The increase in Corporate expenses is primarily due to higher employee-related costs including a non-cash charge of $6.1 million resulting from the retirement of R.S. Evans as the Company's Chief Executive Officer and represents stock-based retirement costs that previously were being amortized to an anticipated retirement at age 65.

In 2001, Miscellaneous—net is primarily a loss on the disposal of Crane Plumbing of $13.8 million. In addition it includes equity income of $.9 million earned from the joint venture formed late in the third quarter of 2001 between Crane Co. and Emerson Electric Co. In 2000, $26.6 million from the gain on sale of the Company's investment in Powec AS and a related telecommunication power supply product line is included in Miscellaneous—net.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

Years Ended December 31, (in thousands, except per share data)	2002	2001	2000	1999	1998
Net sales	$1,516,347	$1,587,180	$1,491,190	$1,553,657	$1,561,055
Operating profit	39,671	171,684	184,026	169,554	211,961
Interest expense	16,900	21,187	21,564	27,854	27,661
Income before taxes and cumulative effect of a change in accounting principle	24,453	135,817	190,360	155,795	192,789
Provision for income taxes	7,825	47,197	66,631	54,897	67,947
Income before taxes and cumulative effect of a change in accounting principle	16,628	88,620	123,729	100,898	124,842
Cumulative effect of a change in accounting principle	(28,076)	—	—	—	—
(Loss) income from continuing operations	(11,448)	88,620	123,729	100,898	124,842
Income from continuing operations per diluted share before cumulative effect of a change in accounting principle	0.28	1.47	2.02	1.50	1.80
Cumulative effect of a change in accounting principle	(0.47)	—	—	—	—
(Loss) income from continuing operations per diluted share	(0.19)	1.47	2.02	1.50	1.80
Cash dividends per common share	0.40	0.40	0.40	0.40	0.37
Total assets	1,413,696	1,292,115	1,143,851	1,180,697	1,379,731
Long-term debt	205,318	302,368	213,790	286,772	357,710

QUARTERLY RESULTS FOR THE YEAR

Years Ended December 31, (in thousands, except per share data)	First	Second	Third	Fourth	Year
2002					
Net sales	$ 371,545	$ 391,613	$ 385,981	$ 367,208	$1,516,347
Cost of sales	255,420	265,969	273,178	359,984	1,154,551
Gross profit	116,125	125,644	112,803	7,224	361,796
Income (loss) before cumulative effect of a change in accounting principle	20,797	26,563	20,477	(51,209)	16,628
Cumulative effect of a change in accounting principle	(28,076)	—	—	—	(28,076)
Net (loss) income	(7,279)	26,563	20,477	(51,209)	(11,448)
Income (loss) from continuing operations per diluted share before cumulative effect of a change in accounting principle	.35	.44	.34	(.86)	.28
Cumulative effect of a change in accounting principle	(.47)	—	—	—	(.47)
Net (loss) income per diluted share	(.12)	.44	.34	(.86)	(.19)
2001					
Net sales	$ 379,283	$ 409,034	$ 426,212	$ 372,651	$1,587,180
Cost of sales	259,827	279,010	295,114	258,586	1,092,537
Gross profit	119,456	130,024	131,098	114,065	494,643
Net income	20,279	32,463	17,869	18,009	88,620
Net income per diluted share	.33	.54	.30	.30	1.47

MARKET AND DIVIDEND INFORMATION – CRANE CO. COMMON SHARES

	New York Stock Exchange Composite Price per Share				Dividends per Share	
Quarter	2002 High	2002 Low	2001 High	2001 Low	2002	2001
First	$27.42	$22.15	$28.38	$24.25	$.10	$.10
Second	$28.97	$24.19	$31.56	$24.95	$.10	$.10
Third	$25.53	$18.59	$32.25	$19.95	$.10	$.10
Fourth	$21.80	$17.72	$26.33	$20.09	$.10	$.10
					$.40	$.40

On December 31, 2002 there were approximately 4,338 holders of record of Crane Co. common stock.

CRANE CO. COMMON SHARE OWNERSHIP INCLUSIVE OF STOCK OPTIONS EXERCISABLE BY MANAGEMENT AND DIRECTORS


5% Holders*
Management and Directors
Other Institutional Holders
Employee Benefit Plans
Retail Shareholders

* includes The Crane Fund, a private charitable trust (7,778,416 shares) and Gabelli Asset Management Company (4,945,824 shares)

These Corporate Governance Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term stockholder value.

The Board's Goal

The Board's goal is to build long-term value for the Company's stockholders and to assure the vitality of the Company for its customers, employees and the other individuals and organizations who depend on the Company.

Size of the Board

The Board believes that it should generally have no fewer than nine and no more than twelve directors.

Selection of New Directors

The nominees for director shall be those people who, after taking into account their skills, expertise, integrity, diversity and other qualities, are believed to enhance the Board's ability to manage and direct, in an effective manner, the affairs and business of the Company.

The Nominating and Governance Committee shall be responsible for assessing the appropriate balance of criteria required of Board members.

Each director shall be expected, within a reasonable period of time following his or her election to the Board, to own stock in the Company in an amount that is appropriate for such director's financial circumstances.

Other Public Company Directorships

Directors who also serve as Chief Executive Officers should not serve on more than two public company boards in addition to the Board, and other directors should not sit on more than four public company boards in addition to the Board. The members of the Audit Committee should not serve on more than two other audit committees of public companies.

Independence of the Board

The Board shall be comprised of a substantial majority of directors who qualify as independent directors ("Independent Directors") under the listing standards of the New York Stock Exchange (the "NYSE").

Retirement Policy for Directors

The Board does not believe that there should be fixed criteria requiring automatic retirement from the Board. However, the Board recognizes that there are certain events that could have an effect on a person's ability to be an effective contributor to the Board process. Accordingly, each director who has attained the age of 70, served on the Board for fifteen years or changed the position he or she held when he or she became a member of the Board should so notify the Nominating and Governance Committee and offer to submit his or her resignation as a director effective at such time. The Nominating and Governance Committee shall review the continued appropriateness of the affected director remaining on the Board under the circumstances.

Board Compensation

A director who is also an officer of the Company shall not receive additional compensation for such service as a director.

The Company believes that compensation for non-employee directors should be competitive and should encourage increased ownership of the Company's stock through the payment of a portion of director compensation in Company stock, options to purchase Company stock or similar compensation. Director's fees (including any additional amounts paid to chairmen of committees and to members of committees of the Board) are the only compensation a member of the Audit Committee may receive from the Company. Any charitable contribution in excess of $10,000 to a charity or other tax exempt organization in which a director or executive officer of the Company is a trustee or Board member or which under the rules established by the NYSE would cause a director to be deemed not to be independent shall require the prior approval of the Audit Committee.

Board Operations

There shall be nine regularly scheduled meetings of the Board each year. At least one regularly scheduled meeting of the Board shall be held each calendar quarter.

The non-management directors of the Company shall meet in executive session without management on a regularly scheduled basis, but no less than two times a year. The Chairman of the Board shall preside at such executive sessions, unless such person is a member of management of the Company. If the Chairman is a member of management of the Company, the presiding person at executive sessions shall rotate on an annual basis among the chairmen of the Nominating and Governance Committee, Audit Committee and Management Organization and Compensation Committee.

Strategic Direction of the Company

It is management's job, under the direction of the Chief Executive Officer, to formalize, propose and establish strategic direction, subject to review and input by the Board. It is also the primary responsibility of management, under the direction of the Chief Executive Officer, to implement the Company's business plans in accordance with such strategic direction and for the Board to monitor and evaluate, with the assistance of the Chief Executive Officer, strategic results.

Board Access to Management

Board members shall have access to the Company's management and, as appropriate, to the Company's outside advisors.

Attendance of Management Personnel at Board Meetings

The Board encourages the Chief Executive Officer to bring members of management who are not directors from time to time into Board meetings to (i) provide management insight into items being discussed by the Board which involve the manager; (ii) make presentations to the Board on matters which involve the manager; and (iii) bring managers with significant potential into contact with the Board. Attendance of such management personnel at Board meetings is at the discretion of the Board.

Crane Co. is a diversified manufacturer
of highly engineered products focused
on niche markets. Our businesses yield
high returns and high levels of cash flow.
Above all, we conduct business with
integrity and honest dealings.
We remain as committed to R.T. Crane's
words today as we were in 1855.
This code of ethics is the benchmark
we use to measure ourselves,
and it continues to guide us in all we do.

"I am resolved to conduct
my business in the strictest
honesty and fairness;
to avoid all deception and trickery;
to deal fairly with both
customers and competitors;
to be liberal and just toward
employees and to put my whole
mind upon the business."


CRANE CO

RICHARD TELLER CRANE | July 4, 1855

COMMITTEES

The Company shall have four standing committees. The Audit Committee, Management Organization and Compensation Committee and Nominating and Governance Committee shall be composed entirely of independent directors as defined by the NYSE.

Executive Committee

This committee meets when a quorum of the full Board of Directors cannot be readily obtained.

Audit Committee

This committee meets periodically with the Company's management, internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting controls and the nature, extent and results of their audits, and otherwise maintain communications between the auditors of the Company and the Board of Directors.

Management Organization and Compensation Committee

This committee's responsibilities include recommending to the Board of Directors all actions regarding compensation of the Chief Executive Officer, review of the compensation of other officers and business unit presidents, annual review of director compensation, administration of the EVA Incentive Compensation Plan and Stock Incentive Plan and review and approval of significant changes or additions to the compensation policies and practices of the Company. This committee will provide the Chief Executive Officer with an annual performance review. It shall be responsible for determining that a satisfactory system is in effect for education, development, and orderly succession of senior and mid-level managers throughout the Company.

Nominating and Governance Committee

This committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. It shall be responsible for sponsoring an annual self-assessment of the Board's performance as well as the performance of each committee of the Board. It shall be responsible for recommendations with respect to the assignment of Board members to various committees and appropriate committee chairmen.

Directors

E. Thayer Bigelow, Jr. (1, 3, 4)
Managing Director
Bigelow Media
Investment in Media and Entertainment Companies

Robert S. Evans (1)
Chairman of the Board

Eric C. Fast (1)
President and
Chief Executive Officer
of the Company

Richard S. Forté (2)
Chairman
Forté Cashmere Company
Importer and Manufacturer

Dorsey R. Gardner (2, 3)
President
Kelso Management Company, Inc.
Investment Management

Jean Gaulin (2, 4)
Retired Chairman
and Chief Executive Officer
Ultramar Diamond Shamrock Corporation
Refiner and Marketer of Petroleum Products

William E. Lipner
Chairman and
Chief Executive Officer
NFO WorldGroup Inc.
Marketing Information/Research Services Worldwide

Dwight C. Minton (1, 3, 4)
Chairman Emeritus of the Board of
Church & Dwight Co., Inc.
Manufacturer of Consumer and Specialty Products

Charles J. Queenan, Jr. (2, 4)
Senior Counsel
Kirkpatrick & Lockhart LLP
Attorneys at Law

James L. L. Tullis (3)
Chief Executive Officer
Tullis-Dickerson & Co.
Venture Capital to Health Care Industry

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Management Organization and Compensation Committee
(4) Member of the Nominating and Governance Committee

Corporate Officers

Eric C. Fast
President and
Chief Executive Officer

Gil A. Dickoff
Treasurer

Augustus I. duPont
Vice President,
General Counsel and Secretary

Bradley L. Ellis
Vice President,
Chief Information Officer

Elise M. Kopczick
Vice President,
Human Resources

Joan Atkinson Nano
Vice President,
Controller

Thomas M. Noonan
Vice President,
Taxes

Anthony D. Pantaleoni
Vice President,
Environment, Health and Safety

Crane Co. Internet Site and Shareholder Information Line
Copies of Crane Co.'s report on Form 10-K for 2002 as filed with the Securities and Exchange Commission as well as other financial reports and news from Crane Co. may be read and downloaded off the Internet at www.craneco.com.

If you do not have access to the Internet, you may request printed materials by telephone, toll-free, from our Crane Co. Shareholder Direct* information line at 1-888-CRANECR (1-888-272-6327).

Both services are available 24 hours a day, 7 days a week.

Annual Meeting
The Crane Co. annual meeting of shareholders will be held at 10:00 A.M. on April 28, 2003, at the Westin Hotel
One First Stamford Place
Stamford, CT 06902.

Stock Listing
Crane Co. common stock is traded on the New York Stock Exchange under the symbol CR.

Auditors
Deloitte & Touche LLP
Stamford Harbor Park
Stamford, CT 06902

Equal Employment Opportunity Policy
Crane Co. is an equal opportunity employer. It is the policy of the company to recruit, hire, promote and transfer to all job classifications without regard to race, color, religion, sex, age, disability or national origin.

Environment, Health and Safety Policy
Crane Co. is committed to protecting the environment by taking responsibility to prevent serious or irreversible environmental degradation through efficient operations and activities. Crane Co. recognizes environmental management among its highest priorities throughout the corporation, and has established policies and programs that are integral and essential elements of the business plan of each of the business units. Additionally, Crane Co. has established the position of Vice President, Environment, Health and Safety, which is responsible for assuring compliance, measuring environment, health and safety performance and conducting associated audits on a regular basis in order to provide appropriate information to the Crane Co. management team and to regulatory authorities.

Stock Transfer Agent and Registrar of Stock
EquiServe Trust Company, N.A.
Customer Service:
1-781-575-2725
E-mail:
equiserve@equiserve.com

Non Postal Deliveries
150 Royall Street
Canton, MA 02021

General Correspondence/ Changes of Address/ Transfer of Stock Certificates
P.O. Box 43069
Providence, RI 02940-3069

Bond Trustee and Disbursing Agent
The Bank of New York
Corporate Trust Department
1-800-438-5473
101 Barclay Street, 8W
New York, NY 10286

Dividend Reinvestment and Stock Purchase Plan
Crane Co. offers shareholders the opportunity to participate in a Dividend Reinvestment and Stock Purchase Plan. The plan provides two convenient methods for increasing your investment in Crane Co. common stock, without paying fees and commissions.

Dividend Reinvestment:
For all or part of your dividends on Crane Co. common stock; and
Voluntary Cash Payments:
Of any amount from $10 to a maximum of $5,000 a month.
Under terms of the Plan, EquiServe Trust Company, N.A. will act as agent for shareholders interested in purchasing additional Crane common stock automatically, on a regular basis. The details of this plan and its benefits to you as a Crane Co. shareholder are described in a brochure available by writing to:

EquiServe Trust Company, N.A.
Crane Co.
Dividend Reinvestment Plan
P.O. Box 43081
Providence, RI 02940-3081

CRANE

Crane Co.
Executive Offices
100 First Stamford Place
Stamford, CT 06902
(203) 363-7300

www.craneco.com

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